UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the year ended December 31, 2024

Commission File Number 333-284191

Mifflinburg Bancorp, Inc.

(Exact name of Registrant as specified in its Charter)

Pennsylvania	23-2362874
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
250 East Chestnut Street Mifflinburg, PA	17844
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (570) 966-1041

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES  ☐ NO  ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES  ☐  NO  ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES  ☐  NO  ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES  ☒  NO  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES  ☐  NO  ☒

The aggregate market value of the registrant’s common stock held by non-affiliates at June 30, 2024, the registrant’s most recently completed second fiscal quarter, was $37,170,720.

As of April 25, 2025, the registrant had 1,858,536 shares of voting common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

EXPLANATORY NOTE

On September 24, 2024, Mifflinburg Bancorp, Inc. (the “Company”) and Northumberland Bancorp (”Northumberland”) jointly announced the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. The combined company, as reported in the filed S-4, would have approximately $1.3 billion in total assets, $1.1 billion of total deposits, $823 million in total loans, and $102 million of combined shareholders' equity based upon September 30, 2024 financial statements. In this all-stock transaction with a total transaction value of $34.2 million (calculated on the basis of the Company's closing price as of March 7, 2025), Northumberland shareholders will receive a fixed exchange ratio of 1.1850 shares of Mifflinburg Bancorp common stock for each share of Northumberland common stock they own. The merger agreement was unanimously approved by the boards of directors of both companies. The combination is expected to be completed in the second or third quarter of 2025, subject to approval by Northumberland's shareholders, regulatory approvals, and other customary closing conditions. A detailed description of the merger (the “Merger”) is included in the Registration Statement on Form S-4 (SEC File No. 333-284191) (as amended, the “Registration Statement”). Notice of effectiveness of the S-4 was given on March 14, 2025.

Rule 15d-2 under the Securities and Exchange Act of 1934, as amended, provides generally that if a company files a registration statement under the Securities Act of 1933, as amended, that upon effectiveness does not contain certified financial statements for the company’s last full fiscal year (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of the registration statement, file a special report furnishing certified financial statements for the last full fiscal year or other period, as the case may be. Rule 15d-2 further provides that the special report should be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Company’s Registration Statement did not contain the certified, year-end financial statements contemplated by Rule 15d-2; therefore, as required under the rule, the Company is hereby filing such certified financial statements with the Securities and Exchange Commission under cover of the facing page of an Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Special Report on Form 10-K contains forward-looking statements about the Company’s business, including, in particular, statements about its plans, strategies and objectives. You can generally identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include the Company’s plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond the Company’s control. Although the Company believes the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and the Company’s actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by the Company or any other person that the Company’s objectives and plans, which it considers to be reasonable, will be achieved.

You should carefully review the “Risk Factors” section of the Company’s Registration Statement on Form S-4 (SEC File No. 333-284191) for a discussion of the risks and uncertainties that the Company believes are material to its business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, the Company does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Mifflinburg Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mifflinburg Bancorp, Inc. and subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of this critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Collectively Evaluated Loans

Description of the Matter

As further described in Note 1 (Description of Business and Summary of Significant Accounting Policies) to the financial statements, the allowance for credit losses on loans (ACL) is a valuation allowance that represents management’s best estimate of expected credit losses on loans measured at amortized cost considering available information relevant to assessing collectability over the loans’ contractual terms. Loans which share common risk characteristics are pooled and collectively evaluated by the Company using historical data, as well as assessments of current conditions and reasonable and supportable forecasts of future conditions. The Company’s ACL related to collectively evaluated loans represented $4,359,285 of the total recorded ACL of $4,379,096 as of December 31, 2024. The collectively evaluated ACL consists of quantitative and qualitative components.

Management utilized a discounted cash flow (DCF) model. The quantitative component consists of loss estimates derived from a combination of Loss Rate and Lifetime Probability of Default (PD)/Loss Given Default (LGD) Models. The Loss Rate model uses benchmark data to generate the expected loss rate for the loan pools. The PD/LGD model is a model that uses PD and LGD rates recognized over the life of loans in a pool historically. The PD and LGD benchmark data was used to generate the expected loss rate for certain pools of loans. This method was used when the loss driver method proved to provide insufficient loss rates. Benchmark prepayment and curtailment rates were also utilized in the model. Reasonable and supportable forecast data used in the DCF model is based on various forecast scenarios. This information is evaluated to determine the reasonable and supportable scenario. The model estimates consider large amounts of data in tabulating significant inputs to the calculations, including default, and loss given default, and require complex calculations as well as management judgment in the selection of appropriate inputs.  In addition to the quantitative component, the collectively evaluated ACL also includes a qualitative component which aggregates management’s assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Management exercised significant judgment when estimating the ACL on collectively evaluated loans. We identified the estimation of the collectively evaluated ACL as a critical audit matter as auditing the collectively evaluated ACL involved especially complex and subjective auditor judgment in evaluating management’s assessment of the inherently subjective estimates.

How We Addressed the Matter in Our Audit

The primary audit procedures we performed to address this critical audit matter included:

●	Obtaining an understanding of the Company’s process for determining its ACL on collectively evaluated loans, including the underlying methodology and significant inputs to the calculation.
●	Substantively testing management’s process for measuring the collectively evaluated ACL, including:
●	Evaluating the conceptual soundness of the methodology for determining the collectively evaluated ACL.
●	Testing significant inputs to the calculation, including the loss rates, prepayment rates, probability of default and loss given default, and the data on which those were based.
●	Evaluating the pool of collectively evaluated loans for completeness.
●	Evaluating management’s determination of the qualitative adjustments, including evaluating data on which the qualitative adjustments were based as well as the relative magnitude of the adjustments.
●

Testing the mathematical accuracy of the ACL for collectively evaluated loans, including calculation of the underlying quantitative component as well as application of qualitative factors to the collectively evaluated loan balances.

/s/ Yount, Hyde & Barbour, P.C.

We have served as the Company’s auditor since 2023.

Winchester, Virginia

March 14, 2025

Mifflinburg Bancorp, Inc. and Subsidiary

Consolidated Balance Sheets

(in thousands, except share and per share data)

December 31,	2024	2023
Assets
Cash and due from banks	$4,580	$10,087
Interest-bearing demand deposits	3,213	2,119
Federal funds sold	1,386	-

Total cash and cash equivalents	9,179	12,206

Interest-bearing time deposits	10,369	18,285
Debt securities available-for-sale, at fair value	116,053	118,439
Marketable equity securities, at fair value	268	322
Restricted investments in bank stock, at cost	2,300	1,085

Loans	436,339	387,924
Allowance for credit losses	(4,379)	(3,861)

Net loans	431,960	384,063

Premises and equipment, net	8,251	8,545
Accrued interest receivable	1,804	1,603
Other real estate owned	-	56
Bank owned life insurance	12,966	12,708
Net deferred tax asset	2,247	1,949
Other assets	1,305	1,327

Total Assets	$596,702	$560,588

Liabilities and Stockholders' Equity

Liabilities
Deposits:
Noninterest-bearing	$69,746	$74,979
Interest-bearing	419,783	397,758

Total deposits	489,529	472,737

Repurchase agreements	1,143	1,231
Federal funds purchased	-	435
Federal Reserve Bank borrowings	-	9,500
Federal Home Loan Bank advances	43,050	15,700
Accrued interest payable	1,736	1,374
Other liabilities	5,327	4,825

Total Liabilities	540,785	505,802
Commitments and Contingencies

Redeemable Common Stock Held By Employee Stock Ownership Plan	1,877	1,764

Stockholders' Equity
Common stock, par value $1.00 per share; authorized 5,000,000 shares; issued 2,160,000 shares; outstanding 1,858,536 and 1,858,536 shares at December 31, 2024 and 2023, respectively	2,160	2,160
Capital surplus	1,899	1,899
Retained earnings	64,013	62,227
Accumulated other comprehensive loss	(4,424)	(3,769)
Treasury stock, at cost: 2024: 301,464 shares; 2023: 301,464 shares	(7,731)	(7,731)

Total Stockholders' Equity	55,917	54,786

Less maximum cash obligation to ESOP shares	1,877	1,764
Total Stockholders’ Equity Less Maximum Cash Obligations Related to ESOP Shares	54,040	53,022

Total Liabilities and Stockholders' Equity	$596,702	$560,588

See accompanying notes to consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Consolidated Statements of Income

(in thousands, except per share data)

Years Ended December 31,	2024	2023

Interest and Dividend Income
Interest and fees on loans	$22,357	$18,451
Interest-bearing deposits in banks	546	569
Federal funds sold	240	65
Securities:
Taxable	1,963	1,377
Tax-exempt	1,209	1,235
Dividends	196	226

Total Interest and Dividend Income	26,511	21,923

Interest Expense
Deposits	8,677	6,169
Federal Home Loan Bank advances	708	1,051
Other borrowings	452	246

Total Interest Expense	9,837	7,466

Net Interest Income	16,674	14,457

Provision for (recovery of) credit losses	680	(237)

Net Interest Income after provision for (recovery of) credit losses	15,994	14,694

Noninterest Income
Service charges on deposit accounts	451	443
ATM fees and debit card income	762	745
Mortgage banking revenue	250	189
Commissions from investment product sales	83	95
Losses on sale of available-for-sale securities	-	(399)
Net marketable equity security losses	(55)	(78)
Earnings on bank owned life insurance	257	245
Other	222	195

Total Noninterest Income	1,970	1,435

Noninterest Expense
Salaries and employee benefits	7,462	7,218
Net occupancy and equipment expense	1,160	1,167
Data processing fees	698	643
Pennsylvania shares tax	450	394
Professional fees	202	141
Advertising expense	122	157
FDIC deposit insurance	259	246
Merger expenses	537	-
Other	1,699	1,350

Total Noninterest Expense	12,589	11,316

Income Before Income Taxes	5,375	4,813

Income Taxes	894	660

Net Income	$4,481	$4,153

Earnings Per Share	$2.41	$2.24

See accompanying notes to consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

(in thousands)

Years Ended December 31,	2024	2023

Net Income	$4,481	$4,153

Other Comprehensive (Loss) Income

Unrealized holding (losses) gains on debt securities available-for-sale, net of income taxes of ($175) and $824, respectively	(655)	3,102

Reclassification adjustment for losses on available-for- sale securities included in net income, net of income taxes of $-0- and $84, respectively	-	315

Other comprehensive (loss) income	(655)	3,417

Total Comprehensive Income	$3,826	$7,570

See accompanying notes to consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Stockholders’ Equity

(in thousands, except share and per share data)

				Accumulated Other		Maximum Cash Obligation
	Common Stock	Capital Surplus	Retained Earnings	Comprehensive (Loss)	Treasury Stock	Related to ESOP Shares	Total

Balance, December 31, 2022	$2,160	$1,891	$60,930	$(7,186)	$(7,825)	$(2,064)	$47,906

Net income	-	-	4,153	-	-	-	4,153
Other comprehensive income	-	-	-	3,417	-	-	3,417
Change related to ESOP shares	-	-	-	-	-	300	300
Adoption of ASC 326 – Financial Instruments – credit losses, net of tax benefit	-	-	(241)	-	-	-	(241)
Sale of 3,666 shares of treasury stock	-	8	-	-	94	-	102
Cash dividends declared ($1.41 per share)	-	-	(2,615)	-	-	-	(2,615)

Balance, December 31, 2023	$2,160	$1,899	$62,227	$(3,769)	$(7,731)	$(1,764)	$53,022

Net income	-	-	4,481	-	-	-	4,481
Other comprehensive loss	-	-	-	(655)	-	-	(655)
Change related to ESOP shares	-	-	-	-	-	(113)	(113)
Cash dividends declared ($1.45 per share)	-	-	(2,695)	-	-	-	(2,695)

Balance, December 31, 2024	$2,160	$1,899	$64,013	$(4,424)	$(7,731)	$(1,877)	$54,040

See accompanying notes to consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31,	2024	2023
Cash Flows from Operating Activities
Net income	$4,481	$4,153
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	483	462
Net (accretion) amortization of discounts and premiums on securities	(290)	(144)
Deferred income tax (benefit) expense	(123)	18
Provision for (recovery of) credit losses	680	(226)
Increase in accrued interest receivable	(201)	(234)
Increase in accrued interest payable	362	1,080
Increase in cash surrender value of bank owned life insurance	(257)	(245)
Realized losses on sale of available-for-sale securities	-	399
Net marketable equity security losses	55	78
Origination of loans held for sale	(4,354)	(2,209)
Proceeds from loans sold	4,456	2,262
Gain on sale of loans	(102)	(53)
Loss (gain) on disposition of premises and equipment	4	(2)
Loss on sale of foreclosed real estate	6	-
Change in other assets and liabilities, net	409	445

Net Cash Provided by Operating Activities	5,609	5,784

Cash Flows from Investing Activities
Debt securities available-for-sale:
Purchases	(14,159)	(22,018)
Proceeds from paydowns, maturities and calls	16,006	29,295
Proceeds from sales	-	5,091
Net increase in loans	(48,465)	(19,112)
Decrease of interest-bearing time deposits	7,916	240
(Increase) decrease in restricted investments in bank stock	(1,215)	718
Proceeds from sale of premises and equipment	-	37
Proceeds from sale of foreclosed real estate	50	-
Purchase of bank owned life insurance	-	(1,100)
Purchases of premises and equipment	(193)	(218)

Net Cash Used in Investing Activities	(40,060)	(7,067)

Cash Flows from Financing Activities
Increase in deposits	16,792	11,936
Proceeds from Federal Home Loan Bank advances	28,550	4,000
Repayment of Federal Home Loan Bank advances	(1,200)	(19,946)
(Repayment of) proceeds from Federal Reserve Bank borrowings	(9,500)	9,500
(Decrease) increase in Federal Funds purchased	(435)	435
Decrease in repurchase agreements	(88)	(463)
Sale of treasury stock	-	102
Dividends paid on common stock	(2,695)	(2,615)

Net Cash Provided by Financing Activities	31,424	2,949

Net (decrease) increase in cash and cash equivalents	(3,027)	1,666

Cash and Cash Equivalents, Beginning of Year	12,206	10,540

Cash and Cash Equivalents, End of Year	$9,179	$12,206

Supplementary Cash Flows Information
Interest paid	$9,475	$6,386
Income taxes paid	$945	$780
Supplementary Disclosure of Noncash Transactions
Other real estate acquired in settlement of loans	$-	$56
Increase (decrease) in maximum cash obligation related to ESOP shares	$113	$(300)

See accompanying notes to consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.         Description of Business and Summary of Significant Accounting Policies

Mifflinburg Bancorp, Inc. (the Bancorp) is a Pennsylvania Corporation organized as the holding company of Mifflinburg Bank and Trust Company (the Bank). The Bank is a state chartered commercial bank located in Mifflinburg, Pennsylvania, whose principal sources of revenues are derived from its commercial, mortgage, residential real estate, and consumer loan financing as well as a variety of deposit services provided to customers serviced by its seven offices. Milestone Insurance Services, LLC (Milestone) was formed in 2003 and is a wholly owned subsidiary of the Bank. Milestone is licensed to sell title insurance. The Bancorp is supervised by the Board of Governors of the Federal Reserve System while the Bank is subject to regulation and supervision by the Federal Deposit Insurance Company and the Pennsylvania Department of Banking and Securities. A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows.

Basis of Presentation

The accounting policies followed by the Bancorp and the Bank and the methods of applying these policies conform with accounting principles generally accepted in the United States of America (GAAP) and with general practices within the banking industry. Subsequent events have been considered through March 14, 2025.

Accounting Standards Adopted in 2024

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segments expenses.  This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures about a reportable segment profit or loss and assets currently required by FASB ASU Topic 280 in interim periods, and the title and position of the CODM and how the CODM uses the reported measures.  Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements.  Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280.  Adoption of this standard did not have a material impact on the Company's financial statements.

Segment Reporting

The Company adopted Accounting Standards Update 2023-07 “Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures” on January 1, 2024. The Company has determined that all of its banking divisions meet the aggregation criteria of ASC 280, Segment Reporting, as its current operating model is structured whereby all product offerings are managed through similar processes and platforms that are collectively reviewed by the Company’s Chief Financial Officer, who has been identified as the chief operating decision maker (“CODM”). The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company’s statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company’s statements of income and other comprehensive income.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities as of the date of the consolidated balance sheets and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Bancorp and the Bank (including the accounts of Milestone), its wholly owned subsidiary (collectively, the Company). All significant intercompany balances and transactions have been eliminated. The entire business of the Company is managed as one operating segment. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company defines cash equivalents as cash and due from banks, interest-bearing demand deposits and federal funds sold. Federal funds are generally sold for one day periods.

Interest-Bearing Time Deposits

Interest-bearing time deposits have original maturities in excess of one year and are carried at cost.

Debt Securities Available-For-Sale

Debt securities classified as available-for-sale are carried at fair value with unrealized gains and losses net of the related tax effects reflected as a separate component of stockholders' equity. Securities classified as available-for-sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Premium amortization and discount accretion are recorded using the interest method over each security's expected life.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Management evaluates all available-for-sale securities in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specific to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any deficiency is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive (loss) income.

Changes in the allowance for credit loss are recorded as a provision for (or recovery of) credit losses in the Consolidated Statements of Income. Losses are charged against the allowance for credit loss when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. at December 31, 2024, there was no allowance for credit loss related to the available-for-sale portfolio. Refer to Note 2 – Securities for further discussion.

Accrued interest receivable on available-for-sale securities totaled $620,000 and $628,000 at December 31, 2024 and December 31, 2023, respectively and is included in "Accrued Interest Receivable" on Consolidated Balance Sheets. Amount was excluded from the estimate of credit losses.

Realized gains and losses on sales of securities represent the differences between net proceeds and cost determined on the average cost method for equity securities and the specific identification method for all other securities.

Marketable Equity Securities

Marketable equity securities are carried at fair value with unrealized gains and losses included in net income.

Restricted Investments in Bank Stock

Restricted investments in bank stock represent required investments in the common stock of correspondent banks and consist of common stock of the Federal Home Loan Bank of Pittsburgh (FHLB) of $2,255,000 and $1,040,000 at December 31, 2024 and 2023, respectively, and other correspondent banks of $45,000 at December 31, 2024 and 2023. As a member of the FHLB, the Bank is required to maintain an investment in FHLB stock based on mortgage loans, advances and other criteria. As no active market exists for this stock, it is carried at cost. All FHLB stock is pledged as collateral for FHLB advances. The Company evaluated its holding of FHLB stock for impairment and deemed the stock to not be impaired at  December 31, 2024 and 2023 . In making this determination, management concluded that recovery of total outstanding par value, which equals the carrying value, is expected. The decision was based upon review of financial information the FHLB has made publicly available.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Mortgage Banking

Mortgage loans originated and intended for sale in the secondary market at the time of origination are carried at the lower of aggregate cost or estimated fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. All sales are made without recourse. Loans are generally sold with the mortgage servicing rights retained by the Company; the mortgage service rights are recognized as assets upon the sale. See further information for accounting for these assets under “Mortgage Servicing.” Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay‐off are stated at their outstanding unpaid principal balances, net of an allowance for credit losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

The loans receivable portfolio is segmented into commercial and consumer loans. Commercial loans consist of the following classes: commercial (including commercial, agricultural and state and municipal), and commercial real estate (including commercial, construction and land development and farmland). Consumer loans consist of the following classes: residential mortgage, home equity, consumer automobile and other consumer.

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for credit losses on loans (ACLL)

The allowance for credit losses (allowance) represents an amount which, in management's judgment is adequate to absorb the lifetime expected losses that may be sustained on outstanding loans at the balance sheet date based on the evaluation of the size and current risk characteristics of the loan portfolio, past events, current conditions, reasonable and supportable forecasts of future economic conditions, and prepayment experience. The allowance for credit losses is increased by the provision for credit losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for credit losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, earlier in the event of bankruptcy, or if there is an amount deemed uncollectible. Because all identified losses are immediately charged off, no portion of the allowance is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all credit losses.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The allowance for credit losses on loans (ACLL) is a valuation account that is used to present the net amount expected to be collected on a loan. The ACLL is adjusted through provision for credit losses as a charge against, or credit to, earnings. Loans deemed to be uncollectible are charged against the ACLL, and any subsequent recoveries are credited to the allowance for credit losses (ACL). Management evaluates the ACL on a quarterly basis. When changes in the reserve are necessary, an adjustment is made.

Management utilizes a discounted cash flow (DCF) model to calculate the sum of expected losses via a gross loss rate and recovery rate assumption for pools of loans that share similar risk characteristics to determine its allowance for credit loss balance. The FDIC Call Report loan codes were utilized as the grouping mechanism. Management has elected to perform cash flow modeling without the present value component due to lack of loan loss history and simplification of the model.

Management uses relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts in calculating its ACL. Historical credit loss experience provides the basis for the estimation of expected credit losses.

The key inputs to the DCF model are loss rate, probability of default, loss given default, prepayment and curtailment rates, reasonable and supportable economic forecasts, and forecast reversion period.

●

Loss Rate - In order to incorporate economic factors into forecasting within the DCF model, management elected to use the Loss Driver method or benchmark data to generate the expected loss rate for the pools of loans. The Loss Driver method analyzes how one or more economic factors change the default rate using a statistical regression analysis. Management selected an economic factor (unemployment rate) that had a strong correlation to historical default rates.

●

Probability of Default (PD) and Loss Given Default (LGD) benchmark data was used to generate the expected loss rate for certain pools of loans. Management elected to use benchmark data to generate the PD/LGD rate inputs when the loss driver method proved to provide insufficient loss rates for certain loan call code segments. There were not strong correlations between losses and the economy for historical data or the peer group to provide sufficient enough loss observations to generate a reversion rate that accommodates an economic cycle.

●

Prepayment & Curtailment Rates: Due to historical data constraints, management has elected to use peer benchmark prepayment rates in the DCF model for certain call codes. The benchmark data used for each loan segment is based on the corresponding call report code. If observations were insufficient for that specific call code, management elected to apply the rate from the higher-level call code or from a call code with similar prepayment/curtailment behavior. For example, if a benchmark prepayment rate was not sufficient enough for call code 1d, the prepayment rate of a call code 1 would be utilized instead.

●

Reasonable and Supportable Forecasts - The forecast data used in the DCF model is obtained via a subscription to a widely recognized and relied upon company who publishes various forecast scenarios. Management evaluates the various scenarios to determine a reasonable and supportable scenario.

●

Forecast Reversion Period - Management uses forecasts to predict how economic factors will perform and has determined to use a four-quarter forecast period as well as a four-quarter straight-line reversion period to series mean (also commonly referred to as the mean reversion period).

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are deemed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments generally increase allowance levels and include adjustments for factors deemed relevant, including: the nature and volume of portfolio changes, including loan portfolio growth; concentrations of credit based on loan type (such as agricultural lending) or industry; the volume and severity of past due, nonaccrual or adversely classified loans; trends in real estate or other collateral values; lending policies and procedures, including changes in underwriting and collections practices and loan review function; credit review function; lending, credit and other relevant management experience and risk tolerance; external factors and economic conditions not already captured. Each qualitative factor is assigned a value to reflect improvement, no change, minor risk, moderate risk, or major risk conditions based on management's best judgment using relevant information available at the time of the evaluation. Management uses a variety of future looking forecasts along with current economic statistics from reputable sources to assign the qualitative factor based on set parameters. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance calculation.

Loans that do not share risk characteristics are evaluated on an individual basis. The Company designates individually evaluated loans on nonaccrual status as collateral dependent loans, as well as other loans that management of the Company designates as having higher risk and loans for which the repayment is expected to be provided substantially through the operation or sale of the collateral. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. Under CECL, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required.

An unallocated component is maintained to cover uncertainties that could affect management's estimate of expected losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The Company has elected to exclude accrued interest from the amortized cost basis in its determination of the allowance for credit losses for both loans, as well as elected the policy to write-off accrued interest receivable directly through the reversal of interest income. Accrued interest receivable totaled $1,179,000 and $967,000 at December 31, 2024 and 2023, respectively, and is included in “Accrued Interest Receivable” on the Company’s Consolidated Balance Sheets.

Commercial lending, including commercial real estate loans generally present a higher level of risk than residential mortgage loans. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effect of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial and industrial real estate is typically dependent upon the successful operation of the related real estate project or business. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. Consumer loans may entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or are secured by rapidly depreciable assets, such as automobiles. Home equity loans also entail greater risk than residential mortgage loans due to being in a junior lien position. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

For commercial and residential loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values may be discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

In addition, Federal and State regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for credit losses is adequate at December 31, 2024.

Modifications

In situations where a borrower is experiencing financial difficulty, management grants a concession to the borrower that it would not otherwise consider, and the modification results in a more than insignificant change in contractual cash flows, the related loan is subject to specific disclosure requirements.  Management strives to identify borrowers in financial difficulty early and work with them to modify their loans to more affordable terms before their loans reach nonaccrual status.  These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for (or recovery of) credit losses in the Consolidated Statements of Income. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the CECL model using the same methodology as the loan portfolio, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in Other Liabilities on the Company’s Consolidated Balance Sheets.

Other Real Estate Owned

Foreclosed assets held for sale consist of real estate acquired in settlement of foreclosed loans and is initially recorded at fair value less estimated costs to sell at the time of transfer from loans to foreclosed, establishing a new cost basis. Subsequent to the transfer, foreclosed assets are carried at the lower of the adjusted cost or fair value less costs to sell. Additional write-downs are charged against operating expenses. Costs related to the acquisition and holding of foreclosed assets are charged to operations when incurred. The fair value of real estate acquired through foreclosure is generally determined by reference to an outside appraisal. The Company did not hold any foreclosed assets as of December 31, 2024. The Company held foreclosed assets for sale of $56,000 as of December 31, 2023.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Repairs and maintenance expenditures are expensed as incurred. The costs of major additions and improvements are capitalized. When premises or equipment are retired or sold, the remaining cost and accumulated depreciation are removed from the accounts and any gain or loss is credited or charged to income. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Premises and equipment are reviewed by management at least annually for potential impairment and whenever events or circumstances indicate that carrying amounts may not be recoverable.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Bank Owned Life Insurance

The Company invests in bank owned life insurance (BOLI) as a source of funding for employee and director benefit expenses. BOLI involves the purchasing of life insurance by the Company on a chosen group of officers and directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in the cash surrender value of the policies is included with noninterest income on the Consolidated Statements of Income. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

The Company recognizes a liability for postretirement benefits provided through an endorsed split-dollar life insurance arrangement. The liability for post-retirement benefits under these arrangements was $843,000 and $838,000 at December 31, 2024 and 2023, respectively, and is included in Other Liabilities on the Consolidated Balance Sheets. Expense in the years ended December 31, 2024 and 2023 was $5,000 and $123,000, respectively.

Mortgage Servicing

The Company retains the servicing rights on certain mortgage loans sold to the FHLB and Fannie Mae and receives mortgage banking fee income based upon the principal balance outstanding. The mortgage servicing rights recorded as an asset are not material. Total loans serviced for the FHLB and Fannie Mae amounted to $54,863,000 and $55,080,000 at December 31, 2024 and 2023, respectively. These mortgage loans sold and serviced by the Company are not reflected in the Company’s Consolidated Balance Sheets.

Revenue Recognition

The Company earns income from various sources, including loans, investment securities, bank-owned life insurance, deposit accounts and sales of assets.

Interest income on loans is accrued on the unpaid principal balance and recorded daily. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. Other loan fees, including late charges, are recognized as they occur.

Interest income on debt securities is recognized on the accrual basis. Purchase premiums and discounts are recognized using the interest method over the term of the securities. Dividends on equity securities are recorded when declared.

Service charges on deposit accounts include maintenance and analysis fees and overdraft fees. Automated teller machine (ATM) fees and debit card income include fees for withdrawals by our deposit customers from other bank ATMs and interchange fees related to the acceptance and settlement of debit card transactions. Revenue is recognized when the Company's performance obligation is completed which is generally monthly for account services or when a transaction has occurred.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Commissions from investment product sales are received from third parties based on the sale of the third party's investment and insurance products to the Company's customers. The Company's performance obligation is complete when the sale occurs.

Earnings on bank-owned life insurance policies represent the increase in the cash surrender value of these policies as well as any gains resulting from settlement of the policies.

Other income includes other fees and revenue, which are generally transactional in nature and are recorded as they occur.

Gains or losses on sales of assets are generally recognized when the asset has been legally transferred to the buyer and the Company has no continuing involvement with the asset. The Company does not generally finance the sale.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the trans‐ferred assets through an agreement to repurchase them before their maturity.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Current income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in certain deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company accounts for uncertain tax positions if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being real‐ized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment.

The Company recognizes interest and penalties on income taxes as a component of income tax expense. There were none during the years ended December 31, 2024 and 2023.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Earnings Per Share

The Company does not have any common stock equivalents and, therefore, presents only basic earnings per share, which represents net income divided by the weighted average shares outstanding during the period. The weighted average shares outstanding during 2024 and 2023 were 1,858,500 and 1,854,900, respectively. ESOP shares are considered outstanding for this calculation unless unearned.

Treasury Stock

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded on the consolidated balance sheets as they are funded.

Comprehensive Income (Loss)

GAAP requires that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on debt securities available-for-sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income (loss) and reflected in the consolidated statements of comprehensive income (loss).

The only other comprehensive income item that the Company presently has is unrealized gains or losses on debt securities available-for-sale.

Common stock held by ESOP

The Company classifies equity securities as temporary equity if those securities are redeemable at the option of the holder or upon the occurrence of an event not solely within the issuer control. Thus, shares of common stock held by an ESOP, whether non-leveraged or leveraged, that are redeemable at the option of the participant must be classified within temporary equity and classified as Redeemable Common Stock Held By Employee Stock Ownership Plan. Changes in the value of the redeemable ESOP shares are recognized in the Maximum Cash Obligation Related to ESOP shares as a component of stockholders’ equity.

The Company’s maximum cash obligations related to these shares is classified outside stockholders’ equity because the shares are not readily traded and could be put to the Company for cash.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Loss Contingency

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and reasonably estimated. Management does not believe there are such matters that will have a material effect on the consolidated financial statements.

Recent Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity’s applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2024-09 to have a material impact on its consolidated financial statements.

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.” ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

2.         Securities

The amortized cost and fair value of debt securities available-for-sale are as follows at December 31 (in thousands):

	2024				2023
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

U.S. Treasury	$2,194	$9	$(1)	$2,202	$3,414	$36	$(9)	$3,441
U.S. government agencies	25,865	11	(427)	25,449	22,682	62	(632)	22,112
Taxable state and
Municipal	6,142	-	(511)	5,631	7,930	-	(742)	7,188
Tax exempt state and municipal	55,696	3	(3,903)	51,796	58,750	26	(2,608)	56,168
U.S. government sponsored enterprise mortgage-backed	27,723	31	(656)	27,098	25,377	142	(700)	24,819
Corporate	4,034	-	(157)	3,877	5,057	-	(346)	4,711

Total debt securities available-for-sale	$121,654	$54	$(5,655)	$116,053	$123,210	$266	$(5,037)	$118,439

The amortized cost and estimated fair value of debt securities available-for-sale at December 31, 2024, by expected maturity for mortgage-backed securities and debt securities with call features and by contractual maturity for all other securities, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

	Amortized	Fair
	Cost	Value

Due in one year or less	$13,688	$13,571
Due after one year through five years	72,281	70,083
Due after five years through ten years	31,219	28,539
Due after ten years	4,466	3,860

Total	$121,654	$116,053

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following table shows the Company's debt securities available-for-sale gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31 (in thousands):

December 31, 2024	Less than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$-	$-	$248	$1	$248	$1
U.S. government agencies	11,650	235	10,169	192	21,819	427
Taxable state and municipal	-	-	5,631	511	5,631	511
Tax-exempt state and municipal	6,646	96	43,673	3,807	50,319	3,903
U.S. government sponsored enterprise mortgage-backed	11,450	140	9,492	516	20,942	656
Corporate	498	-	3,379	157	3,877	157

Total debt securities available-for-sale	$30,244	$471	$72,592	$5,184	$102,836	$5,655

December 31, 2023	Less than 12 Months		12 Months or Longer		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$1,232	$4	$245	$5	$1,477	$9
U.S. government agencies	896	1	16,527	631	17,423	632
Taxable state and municipal	470	30	6,719	712	7,189	742
Tax-exempt state and municipal	3,389	42	44,786	2,566	48,175	2,608
U.S. government sponsored enterprise mortgage-backed	3,201	17	9,884	683	13,085	700
Corporate	-	-	4,711	346	4,711	346

Total debt securities available-for-sale	$9,188	$94	$82,872	$4,943	$92,060	$5,037

At December 31, 2024, the $471,000 unrealized loss (less than 12 months) was attributed to 42 different securities. The $5,184,000 unrealized loss (12 months or more) was attributed to 192 securities. At  December 31, 2023, the $94,000 unrealized loss (less than 12 months) was attributed to 24 different securities. The $4,943,000 unrealized loss (12 months or more) was attributed to 194 securities. None of the unrealized losses are individually significant. Management believes, based upon an evaluation of the issuers of the debt securities, that the unrealized losses on debt securities were the result of fluctuations in market interest rates subsequent to purchase and not a result of credit risk. Management has the intent and ability to hold investments and does not believe it will have to sell the securities until the earlier of maturity or market price recovery.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The Company considers payment history, risk ratings from external parties, financial statements for municipal and corporate securities, public statements from issuers and other available credible published sources in evaluating credit risk. No credit risk was found and no Allowance for Credit Loss on securities available for sale was recorded as of December 31, 2024 and December 31, 2023. The unrealized losses are attributed to noncredit-related factors, including changes in interest rates and other market conditions.

The Company did not sell or recognize any gain or loss for any securities for the year-ended December 31, 2024. During the twelve months ended December 31, 2023, the Company sold available-for-sale securities with a total par value of $5.5 million resulting in a gross pre-tax loss of $399,000.

Securities with a carrying value of $73,585,000 and $85,485,000 at December 31, 2024 and 2023, respectively, were pledged to secure public deposits and for other purposes as required by law.

As of December 31, 2024 and December 31, 2023, the Company had $268,000 and $322,000, respectively, in marketable equity securities recorded at fair value. The following is a summary of unrealized and realized gains and losses recognized in net income on marketable equity securities during the twelve months ended December 31, 2024 and 2023 (in thousands):

	2024	2023
Net change in the unrealized gains and losses recognized during the period on marketable equity securities	$(55)	$(78)
Add: Net realized gains recognized on marketable equity securities sold during the period	-	-

Net losses recognized in net income during the period on marketable equity securities still held at the reporting date	$(55)	$(78)

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

3.         Loans

Major categories of loans are summarized as follows as of December 31 (in thousands):

	2024	2023

Commercial	$87,990	$73,142
Commercial real estate	212,595	182,463
Residential mortgage	121,345	118,934
Home equity	7,186	5,800
Consumer, automobile	6,516	6,546
Consumer, other	1,526	1,787

	437,158	388,672
Less: net deferred loan fees	(819)	(748)

Total loans net of deferred loan fees	436,339	387,924

Less: allowance for credit losses	(4,379)	(3,861)

Net Loans	$431,960	$384,063

In the normal course of business, loans are extended to directors, executive officers, and their affiliates.

A summary of loan activity for those directors, executive officers, and their affiliates is as follows (in thousands):

December 31, 2023	New Loans	Repayments	December 31, 2024

$3,574	$2,898	$(910)	$5,562

December 31, 2022	New Loans	Repayments	December 31, 2023

$3,854	$94	$(374)	$3,574

The Company grants commercial, residential, and personal loans to customers primarily in Union, Centre, and Snyder Counties, Pennsylvania. Although the Company has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contracts is dependent on the economic conditions within this region. Additionally, approximately 15% and 16% of the Company's loans at December 31, 2024 and 2023, respectively, are to individuals and corporations in the agricultural business.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

4.         Allowance for Credit Losses

Refer to Note 1 for information on evaluation of collectively and individually evaluated loans and policies regarding non-accrual, past due status and charge-off loans.

Credit Quality Indicators

A Loan Risk Rating Grading System has been developed and is being utilized to categorize loans with similar characteristics. There are six (6) “Pass” Ratings and the standard “Classified” Watchlist Ratings. The loans are assessed based upon the information in the Loan Committee Package and a lender identified score. Further, any reassessment would be performed when the annual loan review is performed or when the loan account exhibits signs of financial difficulty or improvement. The definition of each Loan Risk Rating is outlined below:

Pass (Grades 1-6) – These loans are to customers with credit quality ranging from an acceptable to very high quality and are protected by the current net worth and paying capacity of the obligor or by the value of the underlying collateral.

Special Mention (Grade 7) – This loan grade is in accordance with regulatory guidance and includes loans where a potential weakness or risk exists, which could cause a more serious problem if not corrected.

Substandard (Grade 8) – This loan grade is in accordance with regulatory guidance and includes loans that have a well-defined weakness based on objective evidence and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful (Grade 9) – This loan grade is in accordance with regulatory guidance and includes loans that have all the weaknesses inherent in a substandard asset. In addition, these weaknesses make collection or liquidation in full highly questionable and improbable, based on existing circumstances.

Loss (Grade 10) – This loan grade is in accordance with regulatory guidance and includes loans that are considered uncollectible, or of such value that continuance as an asset is not warranted.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay the loan as agreed, the Company’s loan rating process includes several layers of internal and external oversight. The Company’s loan officers are responsible for the timely and accurate risk rating of the loans in each of their portfolios at origination and on an ongoing basis under the supervision of management.  All commercial, agricultural and state and political relationships over $500,000 are reviewed annually to ensure the appropriateness of the loan grade. In addition, the Company engages an external consultant on an annual basis to: 1) review a minimum of 50% of the dollar volume of the commercial and agricultural loan portfolios, including 2) review of a sample of existing or new credit relationships with aggregate commitments greater than or equal to $1.0 million, 3) review a sample of loan relationships which are over 90 days past due, or classified Special Mention, Substandard, Doubtful, or Loss, 4) review a sample of borrowings extended to directors or executive officers, including any new borrowings made in the last year, and 5) review of other loans which management may deem appropriate.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Company's internal risk rating system as of December 31 (in thousands):

	Term Loans by Year of Origination
December 31, 2024	2024	2023	2022	2021	2020	Prior	Revolving	Total

Commercial
Pass	$6,909	$4,500	$6,221	$14,788	$3,968	$4,812	$45,006	$86,204
Special Mention	55	381	-	-	451	-	899	1,786
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Commercial – Total	6,964	4,881	6,221	14,788	4,419	4,812	45,905	87,990

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Commercial Real Estate
Pass	44,433	35,523	26,801	34,436	16,420	46,684	56	204,353
Special Mention	240	289	573	-	-	2,677	-	3,779
Substandard	-	-	-	4,449	-	14	-	4,463
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Commercial Real Estate – Total	44,673	35,812	27,374	38,885	16,420	49,375	56	212,595

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Residential Mortgage
Pass	14,439	14,932	15,320	19,923	18,859	35,550	128	119,151
Special Mention	453	277	-	364	-	624	-	1,718
Substandard	-	-	-	-	-	476	-	476
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Residential Mortgage – Total	14,892	15,209	15,320	20,287	18,859	36,650	128	121,345

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Home Equity
Pass	109	-	-	-	-	369	6,708	7,186
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Home Equity – Total	109	-	-	-	-	369	6,708	7,186

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Consumer - Other
Pass	707	445	200	31	7	5	109	1,504
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	22	-	-	-	-	-	22
Loss	-	-	-	-	-	-	-	-

Consumer - Other – Total	707	467	200	31	7	5	109	1,526

Current Year Gross Charge-Offs	10	-	-	-	-	-	-	10

Consumer – Auto
Pass	2,574	2,113	1,138	367	130	155	-	6,477
Special Mention	8	5	15	-	-	-	-	28
Substandard	-	-	-	8	-	3	-	11
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Consumer - Auto – Total	2,582	2,118	1,153	375	130	158	-	6,516

Current Year Gross Charge-Offs	13	26	-	13	-	-	-	52

Overall – Total	$69,927	$58,487	$50,268	$74,366	$39,835	$91,369	$52,906	$437,158

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Term Loans by Year of Origination
December 31, 2023	2023	2022	2021	2020	2019	Prior	Revolving	Total

Commercial
Pass	$6,157	$7,297	$17,490	$5,420	$776	$5,893	$28,723	$71,756
Special Mention	126	-	-	-	-	40	500	666
Substandard	-	-	-	3	-	3	714	720
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Commercial – Total	6,283	7,297	17,490	5,423	776	5,936	29,937	73,142

Current Year Gross Charge-Offs	-	-	-	5	-	-	-	5

Commercial Real Estate
Pass	34,733	30,180	38,454	17,501	10,937	42,686	200	174,691
Special Mention	-	584	-	-	2,396	-	-	2,980
Substandard	-	-	4,480	-	-	312	-	4,792
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Commercial Real Estate – Total	34,733	30,764	42,934	17,501	13,333	42,998	200	182,463

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Residential Mortgage
Pass	17,408	17,121	22,705	20,784	9,739	29,982	-	117,739
Special Mention	-	27	105	-	181	384	-	697
Substandard	-	-	-	-	-	498	-	498
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Residential Mortgage – Total	17,408	17,148	22,810	20,784	9,920	30,864	-	118,934

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Home Equity
Pass	-	-	-	-	-	400	5,400	5,800
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Home Equity – Total	-	-	-	-	-	400	5,400	5,800

Current Year Gross Charge-Offs	-	-	-	-	-	-	-	-

Consumer - Other
Pass	871	459	163	37	27	2	204	1,763
Special Mention	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-
Doubtful	24	-	-	-	-	-	-	24
Loss	-	-	-	-	-	-	-	-

Consumer - Other – Total	895	459	163	37	27	2	204	1,787

Current Year Gross Charge-Offs	-	-	-	-	2	2	-	4

Consumer – Auto
Pass	2,982	1,813	780	321	553	58	-	6,507
Special Mention	7	-	16	-	-	5	-	28
Substandard	-	-	5	-	6	-	-	11
Doubtful	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-

Consumer - Auto – Total	2,989	1,813	801	321	559	63	-	6,546

Current Year Gross Charge-Offs	-	1	5	2	-	4	-	12

Overall – Total	$62,308	$57,481	$84,198	$44,066	$24,615	$80,263	$35,741	$388,672

There were no revolving to term loans as of December 31, 2024 and December 31, 2023.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by past due and nonaccrual status as of December 31 (in thousands):

		Greater		Total Past
		than 90		Due and		Total
	30-89 Days	Days and	Non-	Non-		Loans
December 31, 2024	Past Due	Accruing	accrual	accrual	Current	Receivable

Commercial	$18	$-	$-	$18	$87,972	$87,990
Commercial real estate	-	-	-	-	212,595	212,595
Residential mortgage	282	-	420	702	120,643	121,345
Home equity	-	-	-	-	7,186	7,186
Consumer, automobile	121	-	18	139	6,377	6,516
Consumer, other	2	-	-	2	1,524	1,526

Total	$423	$-	$438	$861	$436,297	$437,158

		Greater		Total Past
		than 90		Due and		Total
	30-89 Days	Days and	Non-	Non-		Loans
December 31, 2023	Past Due	Accruing	accrual	accrual	Current	Receivable

Commercial	$81	$-	$3	$84	$73,058	$73,142
Commercial real estate	-	-	-	-	182,463	182,463
Residential mortgage	446	-	285	731	118,203	118,934
Home equity	83	-	-	83	5,717	5,800
Consumer, automobile	85	-	5	90	6,456	6,546
Consumer, other	9	-	-	9	1,778	1,787

Total	$704	$-	$293	$997	$387,675	$388,672

The following tables present nonaccrual loans, by loan class, as of December 31, 2024 and 2023 (in thousands):

	Nonaccruals	Nonaccruals
	with No	with an
	Allowance	Allowance
	for Credit	for Credit
December 31, 2024	Losses	Losses

Commercial	$-	$-
Commercial real estate	-	-
Residential mortgage	420	-
Home equity	-	-
Consumer, automobile	18	-
Consumer, other	-	-

Total	$438	$-

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Nonaccruals	Nonaccruals
	with No	with an
	Allowance	Allowance
	for Credit	for Credit
December 31, 2023	Losses	Losses

Commercial	$3	$-
Commercial real estate	-	-
Residential mortgage	285	-
Home equity	-	-
Consumer, automobile	5	-
Consumer, other	-	-

Total	$293	$-

The following tables summarize the activity in the allowance for credit losses by loan class for the years ended December 31, 2024 and 2023 and information in regard to the allowance for credit losses and the recorded investment in loans receivable by loan class as of December 31, 2024 and 2023 (in thousands):

	Beginning			Provisions	Ending
December 31, 2024	Balance	Charge-offs	Recoveries	(Credits)	Balance

Commercial	$793	$-	$2	$212	$1,007
Commercial real estate	1,741	-	-	625	2,366
Residential mortgage	792	-	-	31	823
Home equity	60	-	-	23	83
Consumer, automobile	85	(52)	9	40	82
Consumer, other	44	(10)	-	(16)	18
Unallocated	346	-	-	(346)	-

Total	$3,861	$(62)	$11	$569	$4,379

		Adjustments
		to allowance
	Beginning	for adoption			Provision	Ending
December 31, 2023	Balance	of ASC 326	Charge-offs	Recoveries	(Credits)	Balance

Commercial	$834	$251	$(5)	$10	$(297)	$793
Commercial real estate	1,629	355	-	-	(243)	1,741
Residential mortgage	1,145	(326)	-	-	(27)	792
Home equity	69	14	-	-	(23)	60
Consumer, automobile	118	(37)	(12)	13	3	85
Consumer, other	27	6	(4)	-	15	44
Unallocated	236	(236)	-	-	346	346

Total	$4,058	$27	$(21)	$23	$(226)	$3,861

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Allowance for Credit Losses			Loans Receivable
	Ending Balance December 31, 2024			Ending Balance December 31, 2024
	Individually	Collectively		Individually	Collectively
	Evaluated	Evaluated	Total	Evaluated	Evaluated	Total

Commercial	$17	$990	$1,007	$964	$87,026	$87,990
Commercial real estate	-	2,366	2,366	289	212,306	212,595
Residential mortgage	3	820	823	852	120,493	121,345
Home equity	-	83	83	-	7,186	7,186
Consumer, automobile	-	82	82	-	6,516	6,516
Consumer, other	-	18	18	-	1,526	1,526

Total	$20	$4,359	$4,379	$2,105	$435,053	$437,158

	Allowance for Credit Losses			Loans Receivable
	Ending Balance December 31, 2023			Ending Balance December 31, 2023
	Individually	Collectively		Individually	Collectively
	Evaluated	Evaluated	Total	Evaluated	Evaluated	Total
Commercial	$-	$793	$793	$126	$73,016	$73,142
Commercial real estate	-	1,741	1,741	4,755	177,708	182,463
Residential mortgage	5	787	792	498	118,436	118,934
Home equity	-	60	60	-	5,800	5,800
Consumer, automobile	-	85	85	-	6,546	6,546
Consumer, other	24	20	44	24	1,763	1,787
Unallocated	-	346	346	-	-	-

Total	$29	$3,832	$3,861	$5,403	$383,269	$388,672

The Company has certain loans for which repayment is dependent upon the operation or sale of collateral when the borrower is experiencing financial difficulty. Under ASU 2016-13, for collateral dependent loans, the Company has adopted the practical expedient to measure the allowance for credit losses based on the fair value of the collateral. The allowance for credit losses is calculated on an individual loan basis on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs, and amortized cost. If the fair value of the collateral exceeds the amortized cost, no allowance is required. The following table details the amortized costs of the collateral dependent loans as of December 31, 2024 and 2023 (in thousands):

	Real Estate	Other
December 31, 2024	Collateral	Collateral	Total

Commercial	$97	$-	$97
Commercial real estate	-	-	-
Residential mortgage	590	-	590
Home equity	-	-	-
Consumer, automobile	-	-	-
Consumer, other	-	-	-

Total	$687	$-	$687

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Real Estate	Other
December 31, 2023	Collateral	Collateral	Total

Commercial	$126	$-	$126
Commercial real estate	4,755	-	4,755
Residential mortgage	498	-	498
Home equity	-	-	-
Consumer, automobile	-	-	-
Consumer, other	-	-	-

Total	$5,379	$-	$5,379

From time to time, loans to borrowers experiencing financial difficulty may be modified. Generally, the modifications we grant are extensions of terms, deferrals of payments for an extended period or interest rate reductions. Occasionally, we may modify a loan by providing principal forgiveness. In some cases, we will modify a loan by providing multiple types, or combinations, of concessions.

The following tables present the amortized cost basis of loans at December 31, 2024 and December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2024 and 2023. The percentage of amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each financing receivable is also presented below (in thousands):

					Combination		% of Total
					Term Extension		Class of
	Principal	Payment	Term	Interest Rate	and Payment		Financing
December 31, 2024	Forgiveness	Delay	Extension	Reduction	Delay	Total	Receivable

Commercial	$-	$-	$97	$-	$866	$963	1.1%
Commercial real estate	-	-	-	-	290	290	0.1%
Residential mortgage	-	-	170	-	262	432	0.4%
Home equity	-	-	-	-	-	-	0.0%
Consumer, automobile	-	-	-	-	-	-	0.0%
Consumer, other	-	-	-	-	-	-	0.0%

Total	$-	$-	$267	$-	$1,418	$1,685	0.4%

There were no commitments to lend additional funds under these modifications as of December 31, 2024.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

					Combination		% of Total
					Term Extension		Class of
	Principal	Payment	Term	Interest Rate	and Payment		Financing
December 31, 2023	Forgiveness	Delay	Extension	Reduction	Delay	Total	Receivable

Commercial	$-	$-	$-	$-	$-	$-	0.0%
Commercial real estate	-	-	126	-	-	126	0.1%
Residential mortgage	-	-	-	-	-	-	0.0%
Home equity	-	-	-	-	-	-	0.0%
Consumer, automobile	-	-	-	-	-	-	0.0%
Consumer, other	-	-	-	24	-	24	1.3%

Total	$-	$-	$126	$24	$-	$150	0.0%

There were no commitments to lend additional funds under these modifications as of December 31, 2023.

The ACLL incorporates an estimate of lifetime expected credit losses and is recorded on each loan upon origination or acquisition. The assessment of whether a borrower is experiencing financial difficulty is made at the time of the modification. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the ACLL because of the measurement methodologies used to estimate the allowance, a change to the ACLL is generally not recorded upon modification. When principal forgiveness is granted, the amortized cost basis of the loan is written off against the ACLL.

The financial effect of the modifications made to borrowers experiencing financial difficulty was that seven loans, four Commercial, one Commercial Real Estate, and two Residential Mortgage, belonging to one customer were granted an eight-month payment deferment and term extension. One Commercial loan had a term extension of 12 months. One Residential Mortgage loan had a term extension of 30 years due to two loans being consolidated, for the year ended December 31, 2024.

No loans have defaulted that were modified during the years ended December 31, 2024 and 2023.

All loans that were modified for the years ended December 31, 2024 and 2023 payment status is current.

At December 31, 2024 there was one residential loan in the amount of $75,000 in the process of foreclosure. At  December 31, 2023 there was one residential loan in the amount of $56,000 held in foreclosed status. At  December 31, 2023 there was one residential loan in the amount of $79,000 in the process of foreclosure.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Unfunded Commitments

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable by the Company. The allowance for off-balance sheet credit exposures is adjusted as a provision for (or recovery of) credit losses and is included in provision for (recovery of) credit losses in the Consolidated Statements of Income. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for loan credit losses. The allowance for credit losses for unfunded loan commitments of $377,000 and $266,000 at December 31, 2024 and December 31, 2023, respectively, is separately classified within Other Liabilities on the Consolidated Balance Sheets. The following tables present the balance and activity in the allowance for credit losses for unfunded loan commitments for the years-ended December 31, 2024 and 2023 (in thousands):

	Real Estate	Other
December 31, 2024	Collateral	Collateral	Total

Commercial	$97	$-	$97
Commercial real estate	-	-	-
Residential mortgage	590	-	590
Home equity	-	-	-
Consumer, automobile	-	-	-
Consumer, other	-	-	-

Total	$687	$-	$687

Allowance for
Credit Losses
Unfunded
Commitments
Beginning balance, December 31, 2022	$-
Adjustments to allowance for unfunded commitments for adoption of ASC 326	277
Provision for (recovery of) credit losses	(11)
Ending balance, December 31, 2023	$266

5.         Premises and Equipment

Major classifications of premises and equipment are summarized as follows at December 31 (in thousands):

December 31,	2024	2023

Land	$2,476	$2,476
Construction in progress	-	7
Buildings	10,177	10,121
Furniture and fixtures	4,387	4,272
Automobiles	160	162

Total	17,200	17,038
Less accumulated depreciation	(8,949)	(8,493)

Net	$8,251	$8,545

Depreciation expense for the years ended December 31, 2024 and 2023 amounted to $483,000 and $462,000, respectively.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

6.         Deposits

Aggregate time deposits in denominations of $250,000 or more were $39,503,000 and $37,239,000 at December 31, 2024 and 2023, respectively.

A summary of the maturity of time deposits as of  December 31, 2024 is as follows (in thousands):

Year Ending December 31,

2025	$89,429
2026	28,058
2027	3,389
2028	1,049
2029	305

Total	$122,230

At December 31, 2024 and 2023, deposits from related parties totaled $2,281,000 and $1,570,000, respectively.

The Company had no customers with aggregate deposit accounts totaling five percent or greater of total deposits as of  December 31, 2024. The company had one customer with aggregate deposit accounts totaling $25,535,000, or 5.40%, of total deposits as of December 31, 2023.

The Company obtains certain deposits through the efforts of third-part broker.  Brokered deposits totaled $6.27 million at  December 31, 2024 and December 31, 2023, and were included primarily in time deposits on the Company's Consolidated Balance Sheets.

7.         Securities Sold Under Agreements to Repurchase

The Company enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Company may transfer legal control over the assets but still retain effective control through an agreement that entitles and obligates the Company to repurchase the assets.

As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Company’s Consolidated Balance Sheets, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities.

The following table presents the liabilities subject to an enforceable master netting arrangement or repurchase agreements as of December 31, 2024 and 2023 (dollars in thousands):

Gross Amounts Not Offset
in the Balance Sheets
Net Amounts
	Gross Amounts	Gross Amounts	of Liabilities		Cash
	of Recognized	Offset in the	Presented in the	Financial	Collateral
December 31, 2024	Liabilities	Balance Sheets	Balance Sheets	Instruments	Pledged	Net Amount

Repurchase agreements:
Commercial customers (a)	$1,143	$-	$1,143	$1,143	$-	$-

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Gross Amounts Not Offset
in the Balance Sheets
Net Amounts
	Gross Amounts	Gross Amounts	of Liabilities		Cash
	of Recognized	Offset in the	Presented in the	Financial	Collateral
December 31, 2023	Liabilities	Balance Sheets	Balance Sheets	Instruments	Pledged	Net Amount

Repurchase agreements:
Commercial customers (a)	$1,231	$-	$1,231	$1,231	$-	$-

(a)	As of December 31, 2024 and 2023, the fair value of securities pledged in connection with repurchase agreements was $1,154,000 and $1,364,000, respectively.

8.         Federal Funds Purchased

The Company maintains a federal funds borrowing agreement with Atlantic Community Bankers Bank with an available borrowing capacity of $8 million. Fed funds outstanding amounted to $-0- and $435,000 as of December 31, 2024 and 2023, respectively. This agreement is subject to annual renewal, incurs no service charges, and is unsecured.

9.         Borrowings

The Company maintains a borrowing agreement with the FHLB of Pittsburgh with an available funding capacity of approximately $140 million as of  December 31, 2024. This agreement is subject to annual renewal, incurs no service charges, and is secured by FHLB stock and a blanket security agreement on outstanding residential mortgage loans.

Federal Home Loan Bank advances consist of separate loans with the FHLB of Pittsburgh as of December 31 as follows (dollars in thousands):

	2024		2023
		Weighted		Weighted
	Amount	Average Rate	Amount	Average Rate

FHLB fixed-rate advances maturing:
2024	$-	-%	$1,200	1.28%
2025	37,550	4.40	9,500	3.54
2026	4,500	4.02	4,000	3.91
2027	500	1.19	500	1.19
2028	500	1.22	500	1.22

Total	$43,050		$15,700

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

On March 12, 2023, the Federal Reserve Bank of Philadelphia (“Reserve Bank”) made available the Bank Term Funding Program (“BTFP”), which enhances the ability of banks to borrow against the par value of certain high-quality, unencumbered investments. On December 21, 2023, the Company obtained a $9.5 million BTFP advance to secure lower funding costs relative to Federal Funds purchased. The BTFP advance had a term of one year, with an interest rate of 4.88%, and could be prepaid without penalty prior to maturity. At  December 31, 2023, the Company had pledged as collateral for the BTFP advance investment securities with a par value and fair value of $9.8 million and $9.2 million, respectively. The BTFP advance was paid off on December 20, 2024.  BTFP loans outstanding amounted to $-0- and $9,500,000 as of December 31, 2024 and 2023, respectively.

10.         Income Taxes

The provision for income taxes consists of the following (in thousands):

Year Ended December 31,	2024	2023

Current tax expense	$1,017	$642
Deferred tax (benefit) expense	(123)	18

Total Provision	$894	$660

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

December 31,	2024	2023

Deferred tax assets:
Allowance for credit losses	$999	$867
Deferred compensation	520	519
Net unrealized losses on securities	1,193	1,007

Total	2,712	2,393

Deferred tax liabilities:
Premises and equipment	176	196
Deferred loan origination costs	92	88
Other	197	160

Total	465	444

Net Deferred Tax Asset	$2,247	$1,949

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

A reconciliation between the expected statutory income tax rate of 21% for the years ended December 31, 2024 and 2023, respectively, and the effective income tax rate on income before income taxes is as follows (dollars in thousands):

	2024		2023
	Amount	Percentage	Amount	Percentage

Provision at statutory rate	$1,129	21.0%	$1,011	21.0%
Tax-exempt interest	(342)	(6.4)	(350)	(7.3)
Nondeductible interest expense	66	1.2	46	1.0
Bank owned life insurance	(54)	(1.0)	(52)	(1.1)
Nondeductible merger expenses	113	2.1	-	-
Other, net	(18)	(0.3)	5	0.1

Applicable Income Taxes and Effective Rates	$894	16.6%	$660	13.7%

11.         Benefits Plans

Section 401(k) Plan

The Company sponsors a contributory defined contribution Section 401(k) plan covering substantially all employees who have completed one year of service, have worked 1,000 hours and have attained age twenty-one. The plan permits employees to make pretax contributions which are matched by the Company up to four percent of the employee's compensation. The Company's contributions were $174,000 and $160,000 in 2024 and 2023, respectively. Contributions made by the Company vest immediately.

The Company has a profit-sharing employer contribution component to the 401(k) Plan. The profit-sharing employer contribution is made at the discretion of management and the Board of Directors based upon current year earnings. The Company's contributions were $177,000 and $96,000 in 2024 and 2023, respectively. Contributions made by the Company vest ratably beginning after the second year of service and are fully vested after an employee completes six years of service.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP) covering substantially all employees who have completed one year of service, have worked 1,000 hours and have attained age twenty-one. Contributions to the plan are permitted based upon management’s discretion. The Company's contributions were $131,000 and $206,000 in 2024 and 2023, respectively. Contributions made by the Company vest ratably beginning after the second year of service and are fully vested after an employee completes six years of service. The number of shares held by the plan were 75,080 at December 31, 2024 and 2023. All shares are allocated to participants.

In the event a terminated plan participant desires to sell his or her shares of the Company stock, or for certain employees who elect to diversify their account balances, the Company may be required to purchase the shares from the participant at their fair value. To the extent that shares of common stock held by the ESOP are not readily traded, a sponsor must reflect the maximum cash obligation related to those securities outside of stockholders’ equity.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

As of December 31, 2024 and 2023, the shares held by the ESOP, fair value and maximum cash obligation were as follows:

Year Ended December 31,	2024	2023

Shares held by the ESOP	75,080	75,080
Fair value per share	$25.00	$23.50
Maximum cash obligation	$1,877,000	$1,764,000

Deferred Directors' Compensation

The Company maintains deferred compensation plans with directors through which the payments of the directors' fees are deferred. The future liability of these agreements, which is payable in ten annual installments, was financed through the purchase of life insurance contracts.

The present value of the future liability of the plans at December 31, 2024 and 2023 was $890,000 and $908,000, respectively, and is included in Other Liabilities in the consolidated balance sheets. The related expenses amounted to $89,000 and $81,000 for 2024 and 2023, respectively.

Supplemental Retirement Plans

The Company has an unfunded, non-qualified supplemental executive retirement plan (SERP) for certain key executives. The SERP is designed to provide certain executives, upon attaining age 65, with projected annual distributions. The liability of the SERP at December 31, 2024 and 2023 was $1,521,000 and $1,503,000, respectively, and is included in Other Liabilities in the consolidated balance sheets. The related expense amounted to $90,000 and $168,000 for the years ended December 31, 2024 and 2023, respectively. The Company offsets the cost of these plans through the purchase of bank-owned life insurance as noted below.

Bank Owned Life Insurance

The Company holds bank-owned life insurance (BOLI) with a cash value of $12,966,000 and $12,708,000 at December 31, 2024 and 2023, respectively. No additional split-dollar life insurance policies were added during the year-ended December 31, 2024. Three additional split-dollar life insurance policies with an initial cash outlay of $1.1 million were added during the year-ended December 31, 2023. The Plan provides that the Company and the officers and directors share in the rights to the death benefits of bank owned split-dollar life insurance policies (the "BOLI Policies") and provides for additional compensation to the officers and directors, equal to any income tax consequences related to the Supplemental Plan until retirement. The amount of the BOLI Policies has been calculated so that the projected increases in their cash surrender value will substantially offset the Company's expense related to the Supplemental Retirement Plans. In addition, the BOLI Policies are intended to provide the directors with $100,000 of supplemental life insurance and the executive officers with supplemental life insurance equal to three times salary. Neither the insurance company nor the Company has guaranteed any minimum cash value.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

12.         Regulatory Matters

Cash and Due from Banks

Deposits with correspondent financial institutions are insured up to $250,000 per institution. The Company maintains cash and cash equivalents with certain correspondent financial institutions in excess of the insured amount.

Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the following table) of total capital, Tier 1 capital (as defined in the regulations) and common equity Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. A capital conservation buffer of 2.50 percent, comprised of common equity Tier I capital, is also established above the regulatory minimum capital requirements and must be maintained to avoid limitations on capital distributions.

The Bank has elected the community bank leverage ratio framework. This framework simplifies the regulatory capital requirements by requiring the Bank meet only the Tier 1 capital to average assets (leverage) ratio. The Bank must only maintain a leverage ratio greater than the 9 percent required minimum to be considered well capitalized under this framework. The Bank can opt out of the new framework and return to the risk-weighting framework at any time.

Management believes, as of  December 31, 2024, that the Bank meets all capital adequacy requirements to which they are subject. As of December 31, 2024, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are as follows as of December 31, 2024 and 2023 (dollar in thousands):

			To be Well Capitalized
			under Prompt Corrective
December 31, 2024	Actual		Action Provisions (CBLR)
	Amount	Ratio	Amount	Ratio

Tier 1 (Core) Capital to average total assets Bank	$57,520	9.67%	$53,531	9.00%

			To be Well Capitalized
			under Prompt Corrective
December 31, 2023	Actual		Action Provisions (CBLR)
	Amount	Ratio	Amount	Ratio

Tier 1 (Core) Capital to average total assets Bank	$55,730	10.09%	$49,724	9.00%

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow small bank holding companies, as defined, an exemption from regulatory capital requirements. The Bancorp meets the eligibility criteria and is exempt from regulatory capital requirements.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Dividends

Banking regulations limit the amount of dividends that may be paid by the Bank to the Company without prior regulatory approval and are subject to the minimum capital ratio requirements noted above.

13.         Commitments and Standby Letters of Credit

In the normal course of business, the Company makes various commitments which are not reflected in the accompanying consolidated financial statements. The Company offers such products to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve to varying degrees elements of credit, interest rate, or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

The Company's maximum exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on management's credit assessment of the counterparty.

Financial instruments whose contract amounts represent credit risk at December 31 are as follows (in thousands):

December 31,	2024	2023

Commitments to extend credit	$134,373	$77,158

Standby letters of credit	995	698

Commitments to extend credit are legally binding agreements to lend to customers as long as there are no violations of the agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements.

Outstanding letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan com‐mitments. The Company requires collateral supporting these letters of credit as deemed necessary. The current amount of the liability as of December 31, 2024 and 2023 for guarantees under standby letters of credit is not material.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

14.         Parent Company Statements

The following is condensed financial information for the Bancorp on a parent company only basis (in thousands):

Condensed Balance Sheets

December 31,	2024	2023

Assets:
Cash and cash equivalents	$2,130	$2,095
Investment in subsidiary	53,109	51,983
Debt securities available-for-sale	363	351
Marketable equity securities	268	322
Other assets	47	35

Total Assets	55,917	54,786

Liabilities and Stockholders’ Equity:
Redeemable Common Stock Held by ESOP	1,877	1,764

Total Stockholders’ Equity	55,917	54,786
Less maximum cash obligation to ESOP shares	1,877	1,764
Total Stockholders’ equity Less Maximum Cash Obligation Related to ESOP Shares	$54,040	$53,022

Total Liabilities and Stockholders’ Equity	$55,917	$54,786

Condensed Income Statements

December 31,	2024	2023

Income:
Equity in undistributed earnings of subsidiary	$1,790	$1,557
Dividends from subsidiary	2,695	2,615
Dividend income	102	109
Net marketable equity security losses	(55)	(78)

Total Income	4,532	4,203

Operating expenses	67	66

Income before income taxes	4,465	4,137

Income tax benefit	(16)	(16)

Net Income	$4,481	$4,153

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

December 31,	2024	2023

Cash Flows From Operating Activities:
Net income	$4,481	$4,153
Equity in undistributed earnings of subsidiary	(1,790)	(1,557)
Net marketable equity security losses	55	78
Other, net	(16)	(16)

Net Cash Provided By Operating Activities	2,730	2,658

Cash Flows From Investing Activities:
Proceeds from maturities of available-for-sale securities	-	486

Net Cash Provided By Investing Activities	-	486

Cash Flows From Financing Activities:
Sale of treasury stock	-	102
Dividends paid	(2,695)	(2,615)

Net Cash Used In Financing Activities	(2,695)	(2,513)

Net Increase in Cash and Cash Equivalents	35	631

Cash and Cash Equivalents, Beginning of Year	2,095	1,464

Cash and Cash Equivalents, End of Year	$2,130	$2,095

15.         Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value measurements and disclosure topic specifies a hierarchy of valuation techniques based on whether the inputs to these valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. U.S. GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

U.S. GAAP establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1 - Valuation is based on quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities Available for Sale & Equity Securities

Debt securities available for sale and equity securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity then the security would fall to the lowest level of the hierarchy (Level 3).

The Company's investment portfolio is valued using fair value measurements that are considered to be Level 1 or Level 2. The Bank has contracted with a securities portfolio accounting service provider for valuation of its securities portfolio. Most security types are priced using the vendor’s internally developed pricing software, however, subscription pricing services may be used to supplement the internal pricing system. The software uses the discounted cash flow analysis based on the net present value of a security’s projected cash flow to arrive at fair market value. Generally, the methodology involves market quotes, current yields, proprietary models, as well as extensive quality control programs. Valuations for direct obligations of the U.S. Treasury, exchange listed stock and preferred stock are obtained from on-line real-time databases.

The vendor utilizes proprietary valuation matrices for valuing all municipal securities. The initial curves for determining the price, movement, and yield relationships within the municipal matrices are derived from industry benchmark curves or sourced from a municipal trading desk. The securities are further broken down according to issuer, credit support, state of issuance and rating to incorporate additional spreads to the industry benchmark curves.

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following table presents the balances of financial assets measured at fair value on a recurring basis(in thousands):

		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)

Debt securities available-for-sale:
U.S. Treasury	$2,202	$2,202	$-	$-
U.S. government agencies	25,449	-	25,449	-
Taxable state and municipal	5,631	-	5,631	-
Tax-exempt state and municipal	51,796	-	51,796	-
U.S. government sponsored enterprise mortgage-backed	27,098	-	27,098	-
Corporate	3,877	-	3,877	-

Total Debt Securities Available-for-Sale	$116,053	$2,202	$113,851	$-

Marketable equity securities	$268	$268	$-	$-

		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2023	Total	(Level 1)	(Level 2)	(Level 3)

Debt securities available-for-sale:
U.S. Treasury	$3,441	$3,441	$-	$-
U.S. government agencies	22,112	-	22,112	-
Taxable state and municipal	7,188	-	7,188	-
Tax-exempt state and municipal	56,168	-	56,168	-
U.S. government sponsored enterprise mortgage-backed	24,819	-	24,819	-
Corporate	4,711	-	4,711	-

Total Debt Securities Available-for-Sale	$118,439	$3,441	$114,998	$-

Marketable equity	$322	$322	$-	$-

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets are measured at fair value on a nonrecurring basis in accordance with generally accepted accounting principles. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual assets.

Collateral Dependent Loans with an ACL

In accordance with ASC 326, we may determine that an individual loan exhibits unique risk characteristics which differentiate it from other loans within our loan pools. In such cases, the loans are evaluated for expected credit losses on an individual basis and excluded from the collective evaluation. Specific allocations of the ACL are determined by analyzing the borrower's ability to repay amounts owed, collateral deficiencies, the relative risk grade of the loan and economic conditions affecting the borrower's industry, among other things. A loan is considered to be collateral dependent when, based upon management's assessment, the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. In such cases, expected credit losses are based on the fair value of the collateral at the measurement date, adjusted for estimated selling costs if satisfaction of the loan depends on the sale of the collateral. We reevaluate the fair value of collateral supporting collateral dependent loans on a quarterly basis. The fair value of real estate collateral supporting collateral dependent loans is evaluated by appraisal services using a methodology that is consistent with the Uniform Standards of Professional Appraisal Practice. The bank held no collateral dependent loans with an allowance at December 31, 2024.

Other Real Estate Owned

Other real estate owned (OREO) is measured at fair value less costs to sell. Valuation of OREO is determined using current appraisals from independent parties, a Level 2 input. If current appraisals cannot be obtained, or if declines in value are identified after a recent appraisal is received, appraisal values may be discounted, resulting in a Level 3 estimate. If the Company markets the property with a realtor, estimated selling costs reduce the fair value, resulting in a valuation based on Level 3 inputs. Fair value adjustments are recorded in the period incurred and expensed against current earnings. The Bank held no OREO at December 31, 2024.

The following table presents the Company's assets that were measured at fair value on a nonrecurring basis as of December 31, 2023 (dollars in thousands).

		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2024	Total	(Level 1)	(Level 2)	(Level 3)

Collateral Dependent, net	$-	$-	$-	$-

OREO	$-	$-	$-	$-

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The following table presents additional quantitative information about assets measured at fair value on a nonrecurring basis and for which Level 3 inputs were utilized to determine fair value at  December 31, 2023 (in thousands):

		Quoted Prices in	Significant	Significant
		Active Markets for	Other Observable	Unobservable
		Identical Assets	Inputs	Inputs
December 31, 2023	Total	(Level 1)	(Level 2)	(Level 3)

Collateral Dependent, net	$208	$-	$208	$-

OREO	$56	$-	$-	$56

The Company had no financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2024 or 2023.

The following information should not be interpreted as an estimate of the fair value of the entire Company since the fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful.

The estimated fair values (in thousands) of the Company's financial instruments were as follows at December 31, 2024 and 2023.

	Carrying	Fair
December 31, 2024	Value	Value	Level 1	Level 2	Level 3

Financial assets:
Cash and cash equivalents	$9,179	$9,179	$9,179	$-	$-
Interest-bearing time deposits	10,369	10,355	-	10,355	-
Debt securities available-for-sale	116,053	116,053	2,202	113,851	-
Marketable equity securities	268	268	268	-	-
Restricted investments in bank stock	2,300	2,300	-	2,300	-
Net loans	431,960	426,034	-	-	426,034
Accrued interest receivable	1,804	1,804	-	1,804	-
Bank owned life insurance	12,966	12,966	-	12,966	-

Financial liabilities:
Deposits	489,529	489,001	-	489,001	-
Repurchase agreements	1,143	1,143	-	1,143	-
FHLB advances	43,050	42,839	-	42,839	-
Accrued interest payable	1,736	1,736	-	1,736	-

Mifflinburg Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	Carrying	Fair
December 31, 2023	Value	Value	Level 1	Level 2	Level 3

Financial assets:
Cash and cash equivalents	$12,206	$12,206	$12,206	$-	$-
Interest-bearing time deposits	18,285	18,043	-	18,043	-
Debt securities available-for-sale	118,439	118,439	3,441	114,998	-
Marketable equity securities	322	322	322	-	-
Restricted investments in bank stock	1,085	1,085	-	1,085	-
Net loans	384,063	362,724	-	-	362,724
Accrued interest receivable	1,603	1,603	-	1,603	-
Bank owned life insurance	12,708	12,708	-	12,708	-

Financial liabilities:
Deposits	472,737	471,334	-	471,334	-
Repurchase agreements	1,231	1,231	-	1,231	-
Federal funds purchased	435	435	-	435	-
FHLB advances	15,700	15,383	-	15,383	-
Federal Reserve Bank borrowings	9,500	9,500	-	9,500	-
Accrued interest payable	1,374	1,374	-	1,374	-

16.         Proposed Acquisition of Northumberland Bancorp

On September 25, 2024, Mifflinburg Bancorp, Inc. and Northumberland Bancorp jointly announced the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. The Merger Agreement has been unanimously approved by the board of directors of both parties and provides that, upon the terms and subject to the conditions set forth therein, Northumberland Bancorp will merge with and into Mifflinburg Bancorp, Inc. (“Mifflinburg”) and Northumberland's subsidiary bank, The Northumberland National Bank ("Norry Bank") will merge with and into Mifflinburg Bank and Trust Company ("Mifflinburg Bank"), Mifflinburg's banking subsidiary. Expected closing date is in the second quarter of 2025. In connection with the closing, Mifflinburg Bancorp, Inc. will be renamed Steele Bancorp, Inc. Mifflinburg Bank will be rebranded to a more suitable name, more reflective of the combined financial institution, and jointly determined by the parties.

Upon the terms and subject to the conditions set forth in the Merger Agreement, Northumberland Bancorp shareholders will receive a fixed exchange ratio of 1.1850 shares of Mifflinburg for each Northumberland share they own. The transaction is expected to qualify as a tax-free reorganization (except to the extent of cash received for fractional shares).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND

RESULTS OF OPERATIONS OF MIFFLINBURG BANCORP, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A, represents an overview of the financial condition and results of operations of Mifflinburg Bancorp, Inc. “MIFF”. You should read the information in this section in conjunction with MIFF’s audited consolidated financial statements.

MIFF is a financial holding company that, through its sole subsidiary Mifflinburg Bank & Trust Co. “MBTC”, provides full-service banking to individual, municipality and corporate customers. MBTC operates seven offices spanning the three counties of Union, Synder and Centre in Northcentral Pennsylvania. Gathering deposits and making loans are the major lines of business. The deposits are mainly deposits of individuals and small businesses and include various types of checking accounts, statement savings, money market accounts, interest checking accounts, individual retirement accounts, and certificates of deposit. Milestone Insurance Services, LLC (Milestone) was formed in 2003 and is a wholly owned subsidiary of the MBTC. Milestone is licensed to sell title insurance. MIFF is supervised by the Board of Governors of the Federal Reserve System while the MBTC is subject to regulation and supervision by the Federal Deposit Insurance Company and the Pennsylvania Department of Banking and Securities.

MIFF’s core strategy is to further its mission of being an independent bank which strives to be the community bank you keep for life by providing quality financial services to its customers, a rewarding work environment for its employees, exceptional long-term value for its shareholders and an unwavering commitment to community reinvestment.

MIFF’s revenues consist primarily of interest income it earns on loans and investments. Interest income is partially offset by interest expense incurred on deposits, borrowings and other interest-bearing liabilities. Net interest income is affected by the balances of interest-earning assets and interest-bearing liabilities and their relative interest rates. Net interest income is typically further reduced by MIFF’s provision for credit losses.

Non-interest income also contributes to MIFF’s operating results, consisting of service charges and fees, interchange fees, brokerage, and gains and losses on the sales of securities and loans. Non-interest expenses, which include salaries and employee benefits, occupancy and equipment costs, data processing, professional services, advertising and other general and administrative expenses, are MIFF’s primary expenditures incurred as a result of MIFF’s operations.

Financial institutions like MIFF, in general, are significantly affected by economic conditions, competition, and the monetary and fiscal policies of the federal government. Lending activities are influenced by the demand for and supply of housing and commercial real estate, competition among lenders, interest rate conditions, and funds availability. MIFF’s operations and lending are concentrated in Northcentral Pennsylvania in Union, Synder, and Centre Counties, and MIFF’s operations are influenced by local economic conditions. Deposit balances and cost of funds are influenced by prevailing market rates on competing investments, customer preferences, and levels of personal income and savings in MIFF’s primary market area. Operations are also significantly impacted by government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially impact MIFF.

To operate successfully, MIFF must manage various types of risk, including but not limited to: interest rate risk, credit risk, liquidity risk, operational and information technology risk, reputation risk, and compliance risk.

Market Conditions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to measure MIFF’s financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession are generally not considered. The primary effect of inflation on MIFF’s operations is related to increases in operating expenses. Management considers changes in interest rates to impact our financial condition and results of operations to a far greater degree than changes in prices due to inflation. Although interest rates are influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. MIFF manages interest rate risk in several ways. There can be no assurance that MIFF will not be materially adversely affected by future changes in interest rates, as interest rates are highly sensitive to many factors that are beyond its control. Additionally, inflation may adversely impact the financial condition of MIFF’s borrowers and could impact their ability to repay their loans, which could negatively affect MIFF’s asset quality through higher delinquency rates and increased charge-offs. Management carefully considers the impact of inflation and rising interest rates on MIFF borrowers in managing credit risk related to the loan portfolio.

Critical Accounting Policies

We prepare our consolidated financial statements according to generally accepted accounting principles in the United States (“GAAP”). Preparing these statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities on the balance sheet and reported amounts of revenues and expenses during the reporting period. We believe that the estimates most susceptible to significant change in the near term relate to determining the allowance for credit losses on loans. MIFF evaluates its critical accounting estimates and assumptions on an ongoing basis and updates them as needed.  Please refer to Note 1 within MIFF's Notes to the Consolidated Financial Statements for information on these and other accounting policies.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total assets at December 31, 2024, were $596.7 million, an increase of $36.1 million, or 6.4 percent from $560.6 million at December 31, 2023. The increase in total assets was primarily due to the net increase in gross loans receivable of $48.4 million, offset by a decrease in cash and cash equivalents of $3.0 million, a decrease of $2.4 million in securities available-for-sale, and a decrease of $7.9 million in interest-bearing time deposits.

Total average assets increased 4.3 percent from $549.6 million at December 31, 2023 to $573.4 million at December 31, 2024.  Average earning assets were $529.7 million in 2023 and $550.5 million in 2024. Average interest-bearing liabilities were $410.6 million in 2023 and $429.2 million in 2024.

Cash and cash equivalents decreased $3.0 million or 24.8 percent from $12.2 million at December 31, 2023 to $9.2 million at December 31, 2024. The decrease is primarily due to loans increasing $48.4 million and by a $9.5 million decrease in Federal Reserve Bank Borrowings, offset by securities available-for-sale decreasing $2.4 million, deposits increasing $16.8 million and Federal Home Loan Bank advances increasing $27.4 million.

Loans increased 12.5 percent to $436.3 million at December 31, 2024 from $387.9 million at December 31, 2023.

Interest bearing deposits increased 5.5 percent to $419.8 million at December 31, 2024 from $397.8 million at December 31, 2023. Noninterest-bearing deposits decreased 7.0 percent from $75.0 million in 2023 to $69.7 million in 2024.

Total stockholder’s equity increased by $1.1 million, or 2.1 percent, from $54.8 million at December 31, 2023, to $55.9 million at December 31, 2024. The increase is primarily attributable to an increase in retained earnings of $1.8 million, offset by an increase in accumulated other comprehensive loss due to decreased fair values in the available for sale investment securities. Accumulated other comprehensive loss increased from $3.8 million as of December 31, 2023 to $4.4 million as of December 31, 2024.

The loan-to-deposit ratio is a key measurement of liquidity. Our loan-to-deposit ratio was 89.1 percent as of December 31, 2024 compared to 82.1 percent at December 31, 2023.

It is our opinion that the asset/liability mix and the interest rate risk associated with the balance sheet are within manageable parameters. Constant monitoring using asset/liability reports and interest rate risk scenarios are in place along with quarterly asset/liability management meetings on the committee level by the MBTC’s Board of Directors.

Investment Securities

Debt Securities – Available for Sale

Debt securities available-for-sale decreased by $2.4 million or 2.0 percent to $116.1 million at December 31, 2024 from $118.4 million at December 31, 2023. The decrease was the result of management’s decision to reallocate liquidity to the 12.5 percent loan growth. Within the portfolio U.S. government agencies increased $3.3 million, U.S. government sponsored enterprise mortgage-backed securities increased $2.3 million, offset by a $1.2 million decrease in US Treasury securities and a $4.4 million decrease in tax exempt state and municipal bonds. Gross unrealized losses increased from $5.0 million as of December 31, 2023 to $5.7 million as of December 31, 2024. The fair value of these securities was influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for the various types of agency debt. MIFF did not consider the debt securities to be impaired since it had both the intent and ability to hold the securities until a recovery of fair value, which may be maturity.

The following tables summarize the maturity distribution and yields of available-for-sale securities as of December 31, 2024 and December 31, 2023:

As of December 31, 2024	Due in one year or less	Due after 1 through 5 years	Due after 5 through 10 years	Due after 10 years	Total
Securities available for sale:
U.S. Treasury	3.16%	4.55%	-%	-%	4.39%
U.S. Government Agencies	2.16%	3.52%	-%	-%	3.15%
Taxable state and municipal	0.86%	1.47%	2.95%	-%	1.48%
U.S. government sponsored enterprise mortgage-backed	4.37%	3.73%	3.79%	6.78%	3.77%
Corporate	2.66%	1.56%	2.49%	-%	2.09%
Total taxable	2.47%	3.40%	3.44%	6.78%	3.23%

Tax exempt state and municipal (1)	1.24%	2.15%	2.98%	2.76%	2.59%

Total	2.31%	3.03%	3.02%	2.87%	2.94%

1.	Yields on tax-exempt securities have been computed on a tax-equivalent basis using a federal tax rate of 21%.

As of December 31, 2023	Due in one year or less	Due after 1 through 5 years	Due after 5 through 10 years	Due after 10 years	Total
Securities available for sale:
U.S. Treasury	4.51%	4.39%	-%	-%	4.43%
U.S. Government Agencies	1.70%	2.54%	2.44%	-%	2.29%
Taxable state and municipal	0.74%	1.37%	2.14%	-%	1.45%
U.S. government sponsored enterprise mortgage-backed	4.85%	3.88%	3.57%	5.66%	3.88%
Corporate	2.29%	2.01%	2.49%	-%	2.11%
Total taxable	2.22%	3.08%	2.85%	5.66%	2.92%

Tax exempt state and municipal (1)	1.45%	1.98%	2.91%	2.84%	2.55%

Total	2.16%	2.76%	2.90%	2.88%	2.74%

1.	Yields on tax-exempt securities have been computed on a tax-equivalent basis using a federal tax rate of 21%.

Equity Securities

At December 31, 2024 and 2023, MIFF had $268,000 and $322,000 in marketable equity securities recorded at fair value, respectively. The following is a summary of unrealized and realized gains and losses recognized in net income on equity securities during the years ended December 31, 2024 and 2023:

	For the Year
(In Thousands)	Ended December 31,
	2024	2023
Net losses recognized in equity securities during the year	$(55)	$(78)
Unrealized losses recognized in equity securities held at reporting date	$(55)	$(78)

See Note 2 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s Investment portfolio as of December 31, 2024 and 2023.

Loans

Gross loans receivable increased 12.5 percent from $388.7 million in 2023 to $437.2 million in 2024. The percentage change and distribution of the loan portfolio is shown in the table below:

(In Thousands)			Change
	2024	2023	Amount	%
Commercial	$87,990	$73,142	$14,848	20.3%
Commercial real estate:
Commercial mortgages	129,036	113,323	15,713	13.9
Other construction and land development loans	16,649	7,869	8,780	111.6
Secured by farmland	66,910	61,271	5,639	9.2
Residential mortgage:
Multifamily	4,725	3,961	764	19.3
1-4 family residential mortgages	115,311	113,697	1,614	1.4
Construction	1,309	1,276	33	2.6
Home Equity	7,186	5,800	1,386	23.9
Consumer, automobile	6,516	6,546	(30)	(0.5)
Consumer, other	1,526	1,787	(261)	(14.6)
Gross loans	$437,158	$388,672	$48,486	12.5%

The following tables summarizes remaining contractual maturity held for investment for fixed and variable rate loans as of December 31, 2024 and December 31, 2023, respectively.

		After one year	After five years and
At December 31, 2024	One year or less	through five years	through fifteen years	After fifteen years	Total
(In Thousands)
Fixed Rate Loans:
Commercial	$6,492	$11,751	$9,332	$-	$27,575
Commercial Real Estate	19,194	4,071	7,534	2,768	33,567
Residential Mortgage	1,833	4,651	27,730	327	34,541
Home Equity	-	47	76	-	123
Consumer - Other	231	1,120	84	6	1,441
Consumer - Auto	551	5,678	287	-	6,516
Total Fixed Rate loans	28,301	27,318	45,043	3,101	103,763

Variable Rate Loans:
Commercial	9,210	37,881	9,514	3,810	60,415
Commercial Real Estate	2,019	1,878	59,868	115,263	179,028
Residential Mortgage	389	936	16,672	68,807	86,804
Home Equity	-	445	4,880	1,738	7,063
Consumer - Other	21	44	-	20	85
Consumer - Auto	-	-	-	-	-
Total Variable Rate loans	11,639	41,184	90,934	189,638	333,395
Total Loans	$39,940	$68,502	$135,977	$192,739	$437,158

		After one year	After five years and
At December 31, 2023	One year or less	through five years	through fifteen years	After fifteen years	Total
(In Thousands)
Fixed Rate Loans:
Commercial	$2,450	$15,134	$12,922	$39	$30,545
Commercial Real Estate	8,464	6,850	8,435	1,225	24,974
Residential Mortgage	1,687	4,257	28,693	3,374	38,011
Home Equity	-	19	-	-	19
Consumer - Other	391	1,027	165	-	1,583
Consumer - Auto	617	5,332	597	-	6,546
Total Fixed Rate loans	13,609	32,619	50,812	4,638	101,678

Variable Rate Loans:
Commercial	10,215	21,595	6,942	3,845	42,597
Commercial Real Estate	814	1,589	52,403	102,683	157,489
Residential Mortgage	491	1,583	13,201	65,648	80,923
Home Equity	11	594	4,876	300	5,781
Consumer - Other	148	56	-	-	204
Consumer - Auto	-	-	-	-	-
Total Variable Rate loans	11,679	25,417	77,422	172,476	286,994
Total Loans	$25,288	$58,036	$128,234	$177,114	$388,672

See Note 3 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s loan portfolio as of December 31, 2024 and 2023.

Allowance for Credit Losses

The allowance for credit losses was $4.4 million at December 31, 2024, compared to $3.9 million at December 31, 2023. This allowance equaled 1.00 percent and 0.99 percent of total loans, net of unearned income, at the end of  2024 and 2023, respectively. The credit loss reserve was analyzed quarterly and reviewed by the MBTC’s Board of Directors. No concentration or apparent deterioration in classes of loans or pledged collateral was evident. Regular loan meetings with the MBTC’s Board of Directors are had to review new loans. Delinquent loans, loan exceptions and certain large loans are addressed by the full Board no less than monthly to determine compliance with policies. Allowance for credit losses was considered adequate based on delinquency trends and actual loans written as it relates to the loan portfolio.

Individually Evaluated Loans

Individually evaluated loans were $2,105,346 as of December 31, 2024, a decrease from $5,402,639 as of December 31, 2023.  The decrease was due to one large commercial real estate loan totaling $4,033,000 being moved from individually evaluated to collectively evaluated in 2024 due to the loan payment status being current. As of December 31, 2024, five individually evaluated loans were collateral dependent but were adequately collateralized and did not result in an individual allocation.  The remaining individually evaluated loans were measured using the discounted cash flow method, resulting in an allocation of $19,811.  Please see Note 4 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s loan portfolio as of December 31, 2024 and 2023.

Collectively Evaluated Loans

Collectively evaluated loans totaled $435,004,234, with an ACL of $4,359,284 as of December 31, 2024 and $383,307,281 with an ACL of $3,486,377 as of December 31, 2023.

Collectively evaluated loans are divided into pools based upon risk characteristics, management has elected to use the FDIC call report loan codes to group loans.  Utilizing a discounted cash flow (DCF) model, the Company calculates the sum of expected losses via a gross loss rate and recovery rate assumption based on call report loan codes to determine its allowance for credit losses.  Management has elected to perform cash flow modeling without the present value component due to lack of loan loss history and simplification of the model.  Call report loan codes are allocated additional loss estimates based upon Management’s analysis of qualitative factors including changes in lending policies, procedures, and strategies, economic conditions, changes in nature and volume of portfolio, credit and lending staff, changes in delinquencies, changes in quality of the loan review system, trends in underlying collateral, concentration risk, and external factors.

The allowance for collectively evaluated loans increased $872,907 when compared to December 31, 2023 due to a $545,084 increase in the loss rate reserve and a $327,823 increase in the qualitative factor reserve.

Q factors

MBTC adjusts historical loss information to reflect the extent to which management expects reasonable and supportable forecasts to differ from the conditions that existed for the period over which historical information was evaluated. The increase in qualitative factor reserve for December 31, 2024 when compared to December 31, 2023 is due to the following factors.

Changes in Nature and Volume

Annual loan growth as of December 31, 2024 was 12.45%.  Due to the exponential growth of loans, management has elected to monitor year-to-date loan growth on a call report line-item basis and assign a risk factor for each line item rather than applying a risk factor to the entire pool of loans, as previously done as of December 31, 2023.  In the fourth quarter of 2024 there were six loan pools that had significant growth, resulting in a risk factor being assigned. As of December 31, 2023 management did not elect to assign a risk factor to any of the call report line items.

Concentrations

As of December 31, 2023 all call codes in the loan portfolio were assigned a risk factor based on the agricultural loan concentration of the entire loan portfolio.  Management elected as of June 30, 2024 to complete a quarterly internal loan concentration review by calculating the percentage of each call report loan code balance by Tier 1 capital to better reflect loan concentration at the call report loan code level instead of the loan portfolio as a whole.  With this change, as of December 31, 2024 only five call report loan codes were assigned a risk factor based on their concentration level.

Unallocated

There was no unallocated surplus as of December 31, 2024.  The unallocated surplus as of December 31, 2023 was $345,713, or 8.9% in excess of the calculated requirement.  The surplus provides some mitigation of current economic uncertainty that may impact credit risk.

Conclusion

Based upon the calculation, management’s current judgements about the credit quality of the loan portfolio, and after considering all known relevant internal and external factors that affect loan collectability, management believes the level of ACLL is reasonable for the credit risk in the loan portfolio as of December 31, 2024 and 2023.

The following table details activity in the allowance for expected credit losses by portfolio segment for the years ended December 31, 2024 and 2023. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

(In Thousands)
	2024
		Commercial	Residential	Home	Consumer,	Consumer,
	Commercial	Real Estate	mortgage	Equity	automobile	other	Unallocated	Total
Balance, beginning of year	$793	$1,741	$792	$60	$85	$44	$346	$3,861
(Recovery) provision charged to operations	212	625	31	23	40	(16)	(346)	569
Loans charged off	-	-	-	-	(52)	(10)	-	(62)
Recoveries	2	-	-	-	9	-	-	11
Ending balance	$1,007	$2,366	$823	$83	$82	$18	$-	$4,379
Ending balance individually evaluated	$17	$-	$3	$-	$-	$-	$-	$20
Ending balance collectively evaluated	$990	$2,366	$820	$83	$82	$18	$-	$4,359

(In Thousands)
	2023
		Commercial	Residential	Home	Consumer,	Consumer,
	Commercial	Real Estate	mortgage	Equity	automobile	other	Unallocated	Total
Balance, beginning of year	$834	$1,629	$1,145	$69	$118	$27	$236	$4,058
Adjustments to allowance for adoption of ASC 326	251	355	(326)	14	(37)	6	(236)	27
(Recovery) provision charged to operations	(297)	(243)	(27)	(23)	3	15	346	(226)
Loans charged off	(5)	-	-	-	(12)	(4)	-	(21)
Recoveries	10	-	-	-	13	-	-	23
Ending balance	$793	$1,741	$792	$60	$85	$44	$346	$3,861
Ending balance individually evaluated	$-	$-	$5	$-	$-	$24	$-	$29
Ending balance collectively evaluated	$793	$1,741	$787	$60	$85	$20	$346	$3,832

The following table represents an analysis of the allowance for credit losses:

($ in thousands)	As of December 31,
	2024	2023
Average Loans outstanding	$412,541	$378,395
Total loans outstanding at the end of each period	$437,158	$388,672
Allowance for credit losses at the beginning of the period	$3,861	$4,058
Adoption of ASC 326	-	27
Provision for (recovery of) credit losses on loans	569	(226)
Charge Offs:
Commercial	-	(5)
Commercial real estate	-	-
Residential mortgage	-	-
Home equity	-	-
Consumer - other	(10)	(4)
Consumer - auto	(52)	(12)
Total Charge-Offs	(62)	(21)
Recoveries
Commercial	2	10
Commercial real estate	-	-
Residential mortgage	-	-
Home equity	-	-
Consumer - other	-	-
Consumer - auto	9	13
Toal recoveries	11	23
Net (charge-offs) recoveries	(51)	2
Allowance for credit losses at the end of the period	$4,379	$3,861
Ratio of allowance to total loans outstanding at period end	1.00%	0.99%
Ratio of nonaccrual loans to total loans at period end	0.10%	0.08%
Ratio of allowance to nonaccrual loans at period end	999.77%	1317.75%

The following tables shows net charge-offs, average loan balance and the percentage of charge-offs to average loan balance for each of the Company’s loan segments at the end of each period.

December 31, 2024
			Percentage of
			Net Charge-Offs
	Net Charge Offs		(Recoveries)
($ in thousands)	(Recoveries)	Average Loans	to Average Loans
Commercial	$(2)	$80,566	0.00%
Commercial real estate	-	197,496	0.00%
Residential mortgage	-	119,780	0.00%
Home equity	-	6,493	0.00%
Consumer - other	10	1,657	0.60%
Consumer - auto	43	6,550	0.66%
Total	$51	$412,541	0.01%

December 31, 2023
			Percentage of
			Net Charge-Offs
	Net Charge Offs		(Recoveries)
($ in thousands)	(Recoveries)	Average Loans	to Average Loans
Commercial	$(5)	$75,118	(0.01)%
Commercial real estate	-	171,851	0.00%
Residential mortgage	-	116,941	0.00%
Home equity	-	6,457	0.00%
Consumer - other	4	1,952	0.20%
Consumer - auto	(1)	6,078	(0.02)%
Total	$(2)	$378,395	0.00%

The following tables present information on the ACLL as of the dates indicated.

As of December 31, 2024	Allowance	Percentage of	Percentage of
($ in thousands)	Amount	Loans to Total Loans	Allowance to Loans
Commercial	$1,007	20.13%	1.14%
Commercial real estate	2,366	48.63%	1.11%
Residential Mortgage	823	27.76%	0.68%
Home Equity	83	1.64%	1.16%
Consumer - other	18	0.35%	1.18%
Consumer - auto	82	1.49%	1.26%
Total	$4,379	100.00%	1.00%

As of December 31, 2023	Allowance	Percentage of	Percentage of
($ in thousands)	Amount	Loans to Total Loans	Allowance to Loans
Commercial	$793	18.82%	1.08%
Commercial real estate	1,741	46.95%	0.95%
Residential Mortgage	792	30.60%	0.67%
Home Equity	60	1.49%	1.03%
Consumer - other	44	0.46%	2.46%
Consumer - auto	85	1.68%	1.30%
Unallocated	346	-	-
Total	$3,861	100.00%	0.99%

See Note 4 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s Allowance for Credit Losses as of December 31, 2024 and 2023.

Deposits

Total average deposits increased by 4.7 percent from $459.7 million in 2023 to $481.4 million in 2024.

Average non-interest bearing demand deposits decreased 0.2 percent to $81.3 million in 2024 from $81.5 million in 2023 . Average savings deposits decreased 5.0 percent to $67.3 million in 2024 from $70.8 million in 2023. Average interest bearing NOW accounts increased 7.6 percent to $180.1 million in 2024 from $167.4 million in 2023. Average money market deposits decreased 17.1 percent to $35.1 million in 2024 from $42.3 million in 2023. Average time deposits increased 20.4 percent to $117.7 million in 2024 from $97.8 million in 2023.

The average balance and average rate paid on deposits are summarized as follows:

	December 31, 2024		December 31, 2023
	Average	Average	Average	Average	Change
(In Thousands)	Balance	Rate	Balance	Rate	Amount	%
Non-interest bearing	$81,328	—%	$81,452	—%	$(124)	(0.2)%
Savings	67,256	0.21	70,777	0.19	(3,521)	(5.0)
Now deposits	180,064	1.99	167,374	1.72	12,690	7.6
Money market deposits	35,069	1.06	42,310	0.67	(7,241)	(17.1)
Time deposits	117,729	3.81	97,782	2.85	19,947	20.4
Total deposits	$481,446	2.15%	$459,695	1.61%	$21,751	4.7%

The following table presents time deposits that exceed $250 thousand as of the date indicated.

As of December 31, 2024	3 Months	Over 3 Months	Over 6 Months
($ in thousands)	or Less	Through 6 Months	Through 12 Months	Over 12 Months	Total
Total time deposits exceeding $250	$10,036	$6,145	$18,683	$4,639	$39,503

As of December 31, 2023	3 Months	Over 3 Months	Over 6 Months
($ in thousands)	or Less	Through 6 Months	Through 12 Months	Over 12 Months	Total
Total time deposits exceeding $250	$4,790	$5,208	$12,763	$14,478	$37,239

See Note 6 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s deposits as of December 31, 2024 and 2023.

Borrowed Funds

The average balance of borrowed funds decreased $3.3 million to $29.1 million in 2024 from $32.4 million in 2023 due to the following:

●	Securities sold under agreements to repurchase (short-term) average balance decreased $476,000 to $1.6 million in 2024 from $2.0 million in 2023.
●	Federal funds purchased (short-term) average balance increased $19,000 to $37,000 in 2024 from $18,000 in 2023.
●	Federal Reserve Bank Borrowing average balance increased $4.7 million to $9.2 million in 2024 from $4.5 million in 2023.
●	Federal Home Loan Bank Advances average balance decreased $7.5 million to $18.3 million in 2024 from $25.8 million in 2023.

Total borrowed funds consisted of the following at December 31, 2024 and 2023:

	2024
	Ending	Average	Average Rate
(In Thousands)	Balance	Balance	At Year End
Securities sold under agreements to repurchase	$1,143	$1,560	5.26%
Federal funds purchased	-	37	5.41
Federal Reserve Bank Borrowings	-	9,189	4.90
Federal Home Loan Bank Advances	43,050	18,339	3.86
Total Borrowed Funds	$44,193	$29,125	4.26%

	2023
	Ending	Average	Average Rate
(In Thousands)	Balance	Balance	At Year End
Securities sold under agreements to repurchase	$1,231	$2,036	4.76%
Federal funds purchased	435	18	5.56
Federal Reserve Bank Borrowings	9,500	4,529	5.41
Federal Home Loan Bank Advances	15,700	25,813	4.07
Total Borrowed Funds	$26,866	$32,396	4.30%

See Notes 7, 8 and 9 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s borrowed funds as of December 31, 2024 and 2023.

Stockholders’ Equity and Capital Adequacy

Details concerning capital ratios at December 31, 2024 and December 31, 2023 are presented in Note 12, “Regulatory Matters,” to the consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this document. MIFF meets the conditions of the Federal Reserve’s small bank holding company policy statement and is therefore excluded from consolidated capital requirements. MBTC is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on MIFF’s financial statements. Management believes, as of December 31, 2024, that MBTC met all capital adequacy requirements to which it was subject.

Future dividend payments and repurchases of common stock will depend upon maintenance of a strong financial condition, future earnings and capital and regulatory requirements. In addition, MBTC is subject to restrictions on the amount of dividends that may be paid without approval of banking regulatory authorities. Further, although MIFF is not subject to the specific consolidated capital requirements, its ability to pay dividends, repurchase stock or engage in other activities may be limited by the Federal Reserve if it fails to hold sufficient capital consistent with its overall risk profile.

MBTC’s total Tier 1 Capital increased $1.8 million to $57.5 million at December 31, 2024 from $55.7 million at December 31, 2023. The Bank’s resulting Tier 1 Leverage Ratio decreased to 9.67% at December 31, 2024 from 10.09% at December 31, 2023.

Comparison of Earnings for the Years Ended December 31, 2024 and 2023

General: Net income was $4.5 million for the year ended December 31, 2024, or $2.41 per share, an increase of $328 thousand, or 7.9 percent, compared to net income of $4.2 million, or $2.24 per share, for the year ended December 31, 2023. Net income for the year ended December 31, 2024, reflected an increase in net interest income after provision for credit losses of $1.3 million, an increase in non-interest income of $535 thousand and an increase in non-interest expenses of $1.3 million.

Net Interest Income: Net interest income before provision for (recovery of) credit losses increased by $2.2 million, or 15.3 percent, to $16.7 million for the year ended December 31, 2024, compared to $14.5 million for the year ended December 31, 2023. Interest income and interest expense both increased for the year ended December 31, 2024 when compared to the year ended December 31, 2023, due to increased average balances in loans and higher rates on loans and investment securities, offset by the increased deposit and other borrowing expense due to an increase in balances and rates. Yield on earning assets increased quicker than the cost of funds, resulting in an increase in net interest income.

Interest Income: Interest income increased to $26.5 million for the year ended December 31, 2024, compared with $22.4 million for the year ended December 31, 2023 (tax equivalent). The average yield on the earning assets increased 67 basis points from 4.22 percent for the year ended December 31, 2023 to 4.89 percent for the year ended December 31, 2024. This increase in rates was in addition to the growth in average balance of earning assets which increased $20.8 million to $550.5 million for the year ended December 31, 2024 compared to $529.7 million for 2023.

Interest Expense: Interest expense increased by $2.4 million or 31.8 percent to $9.8 million for the year ended December 31, 2024, compared to $7.5 million for the year ended December 31, 2023. The increase was the result of an increase in rates paid on interest bearing deposits of 54 basis points from 1.61 percent for 2023 to 2.15 percent in 2024. The increase is also the result of an increase in average balance of interest-bearing deposits of $21.9 million to $400.1 million for the year ended December 31, 2024 compared to $378.2 million for 2023. The increase in expense is offset by a decrease in average balance of borrowings of $3.3 million to $29.1 million for the year ended December 31, 2024 compared to $32.4 million for 2023. The increase is also offset by a decrease in rates paid on borrowings of 4 basis points from 4.30 percent for 2023 to 4.26 percent in 2024.

Analysis of Net Interest Income

Net interest income represents the difference between the interest MIFF earns on its interest-earning assets, such as loans and investment securities, and the expense MIFF pays on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends on both the volume of MIFF’s interest-earning assets and interest-bearing liabilities and the interest rates MIFF earns or pays on them.

Average Balances, Interest and Average Yields: The following table sets forth certain information relating to MIFF’s average balance sheets and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities, interest earned and interest paid for the years indicated. Such yields and costs are derived by dividing income or expenses by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances over the years indicated. The loan yields include net amortization of certain deferred fees and costs that are considered adjustments to yields.

AVERAGE BALANCE SHEET AND RATE ANALYSIS

YEARS ENDED DECEMBER 31,

(In Thousands)	2024			2023
	(1)			(1)
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
ASSETS :
Tax-exempt loans	$18,103	$533	2.94%	$18,912	$525	2.78%
All other loans	387,056	21,936	5.67%	356,279	18,036	5.06%
Total loans (2)(3)(4)	405,159	22,469	5.55%	375,191	18,561	4.95%
Taxable securities	63,855	1,963	3.07%	69,814	1,378	1.97%
Tax-exempt securities (3)	57,320	1,530	2.67%	60,102	1,563	2.60%
Other securities(7)	3,848	196	5.09%	4,163	226	5.43%
Total securities	125,023	3,689	2.95%	134,079	3,167	2.36%
Federal funds sold	4,800	240	5.00%	1,313	65	4.95%
Interest-bearing deposits	15,540	546	3.51%	19,143	569	2.97%
Total interest-earning assets	550,522	26,944	4.89%	529,726	22,362	4.22%
Other assets	22,831			19,843
TOTAL ASSETS	$573,353			$549,569
LIABILITIES :
Savings	$67,256	139	0.21%	$70,777	132	0.19%
Now deposits	180,064	3,592	1.99%	167,374	2,876	1.72%
Money market deposits	35,069	373	1.06%	42,310	282	0.67%
Time deposits	117,729	4,491	3.81%	97,782	2,782	2.85%
Total deposits	400,118	8,595	2.15%	378,243	6,072	1.61%
Securities sold under repurchase agreement	1,560	82	5.26%	2,036	96	4.72%
Fed Funds purchased	37	2	5.41%	18	1	5.56%
Federal reserve bank borrowings	9,189	450	4.90%	4,529	246	5.43%
Federal Home Loan Bank advances	18,339	708	3.86%	25,813	1,051	4.07%
Total borrowings	29,125	1,242	4.26%	32,396	1,394	4.30%
Total interest-bearing liabilities	429,243	9,837	2.29%	410,639	7,466	1.82%
Non-interest bearing demand deposits	81,328			81,452
Other liabilities	6,653			5,546
Stockholders’ equity	56,129			51,932
TOTAL LIABILITIES AND STOCKHOLDERS ‘ EQUITY	$573,353			$549,569
Interest rate spread (6)			2.60%			2.40%
Net interest income/margin (5)		$17,107	3.11%		$14,896	2.81%

(1)	Average volume information was compared using daily averages for interest-earning and bearing accounts.
(2)	Interest on loans includes loan fee income.
(3)	Tax exempt interest revenue is shown on a tax-equivalent basis using a statutory federal income tax rate of 21 percent for 2024 and 2023.
(4)	Nonaccrual loans have been included with loans for the purpose of analysis. Nonaccrual loans totaled $438 and $293 as of December 31, 2024 and 2023, respectively.
(5)	Net interest margin is computed by dividing tax-equivalent net interest income by total interest earning assets.
(6)	Interest rate spread represents the difference between the average rate earned on interest-earning assets and the average rate paid on interest-bearing liabilities.
(7)	Average balance includes restricted investments in bank stock and money market funds.

Reconcilement of Taxable Equivalent Net Interest Income

	For the Years Ended December 31,
(In Thousands)	2024	2023
Total interest income	$26,511	$21,923
Total interest expense	9,837	7,466
Net interest income	16,674	14,457
Tax equivalent adjustment	433	439
Net interest income (fully taxable equivalent)	$17,107	$14,896

Rate/Volume Analysis

To enhance the understanding of the effects of volumes (the average balance of earning assets and costing liabilities) and average interest rate fluctuations on the balance sheet as it pertains to net interest income on a tax equivalent basis, the tables below reflects these changes for December 31, 2024 versus 2023:

(In Thousands)	Year Ended December 31,
	2024 vs 2023
	Increase (Decrease)
	Due to
	Volume	Rate	Net
Interest income:
Loans, tax-exempt	$(23)	$31	$8
Loans	1,651	2,249	3,900
Taxable investment securities	(150)	735	585
Tax-exempt investment securities	(73)	40	(33)
Other securities	(17)	(13)	(30)
Federal funds sold	173	2	175
Interest bearing deposits	(117)	94	(23)
Total interest-earning assets	1,444	3,138	4,582
Interest expense:
Savings	(7)	14	7
NOW deposits	236	480	716
Money market deposits	(63)	154	91
Time deposits	664	1,045	1,709
Securities sold under repurchase agreements	(24)	10	(14)
Federal funds purchased	1	-	1
Federal Reserve Bank borrowings	241	(37)	204
Federal Home Loan Bank advances	(296)	(47)	(343)
Total interest-bearing liabilities	752	1,619	2,371
Change in net interest income (fully taxable equivalent)	$692	$1,519	$2,211

Provision for (Recovery of) Credit Losses: During 2024, MIFF recorded a $680 thousand provision to the allowance for credit losses on loans due to the combination of loan growth, higher historical loss rates and qualitative factors increasing driving the increase in the allowance for credit losses calculation. The provision included a $569 thousand provision for credit losses on loans and a $111 thousand provision for credit losses on unfunded commitments.  During 2023, MIFF recorded a $237 thousand credit to the recovery of credit losses on loans due to improved historical loss rates and improved qualitative factors driving the reduction in the allowance for credit losses calculation. The credit to the recovery of credit losses included a credit of $226 thousand for credit losses on loans and an $11 thousand credit to the recovery of credit losses for unfunded commitments.

MIFF completes a comprehensive quarterly evaluation to determine its provision for (recovery of) credit losses on loans. The evaluation reflected analyses of individual borrowers and historical loss experiences, and changes in net loan balances, supplemented as necessary by credit judgment that considers observable trends, conditions, and other relevant environmental and economic factors.

See Note 4 within MIFF’s Notes to the Consolidated Financial Statements for more information regarding MIFF’s provision for (recovery of) credit losses as of December 31, 2024 and 2023.

Non-interest Income: Non-interest income increased by $535 thousand, or 37.3%, to $2.0 million for the year ended December 31, 2024, from the $1.4 million recognized during the same period of 2023. Included in non-interest income for the year ended December 31, 2023, is a loss on sale of investment securities of $399 thousand, for which there was no comparable loss during 2024. Other fee income, which is comprised of numerous sources, increased $27 thousand during 2024. In addition, the mortgage banking revenue increased by $61 thousand as result of increased sale volume during 2024. Service charges on deposit accounts and ATM fees and debit card income also increased for the year ended December 31, 2024 compared to 2023.

(In Thousands)	For The Year Ended
	December 31, 2024		December 31, 2023		Change
	Amount	% Total	Amount	% Total	Amount	%
Service charges on deposit accounts	$451	22.9%	$443	30.9%	$8	1.8%
ATM fees and debit card income	762	38.7	745	51.9	17	2.3
Mortgage banking revenue	250	12.7	189	13.2	61	32.3
Commissions from investment product sales	83	4.2	95	6.6	(12)	(12.6)
Losses on sale of available-for-sale securities	-	-	(399)	(27.8)	399	(100.0)
Net marketable equity security losses	(55)	(2.8)	(78)	(5.4)	23	(29.5)
Earnings on bank owned life insurance	257	13.0	245	17.1	12	4.9
Other	222	11.3	195	13.6	27	13.8
Total non-interest income	$1,970	100.0%	$1,435	100.0%	$535	37.3%

Non-interest Expenses: Non-interest expenses increased $1.3 million or 11.2 percent, from $11.3 million for the year-ended December 31, 2023, to $12.6 million for the year-ended December 31, 2024. The increase was largely due to $537 thousand in merger related expenses being recorded, an increase of $244 thousand in salary and employee benefit expenses, a $349 thousand increase in other expenses due to a $271 thousand increase in additional audit expenses associated with the merger, offset by a $35 thousand decrease in advertising expenses.

(In Thousands)	For The Years Ended
	December 31, 2024		December 31, 2023		Change
	Amount	% Total	Amount	% Total	Amount	%
Salaries and employee benefits	$7,462	59.3%	$7,218	63.8%	$244	3.4%
Net occupancy and equipment expense	1,160	9.2	1,167	10.3	(7)	(0.6)
Data processing fees	698	5.5	643	5.7	55	8.6
Pennsylvania state shares tax	450	3.6	394	3.5	56	14.2
Professional fees	202	1.6	141	1.2	61	43.3
Advertising expense	122	1.0	157	1.4	(35)	(22.3)
FDIC deposit insurance	259	2.1	246	2.2	13	5.3
Merger expenses	537	4.3	-	-	537	100.0
Other	1,699	13.5	1,350	11.9	349	25.9
Total non-interest expense	$12,589	100.0%	$11,316	100.0%	$1,273	11.2%

Provision for Income Taxes: MIFF recorded income tax expense of $894 thousand in 2024, an increase of $234 thousand, or 35.5%, compared to $660 thousand in 2023. The increase in income tax expense was due to higher taxable income in 2024 as compared to 2023. MIFF’s effective tax rate increased to 16.6% at December 31, 2024, compared to 13.7% at December 31, 2023, which resulted primarily from nondeductible merger expenses and tax-exempt income being a smaller percentage of the taxable income in 2024 as compared to 2023.

Management evaluates the carrying amount of its deferred tax assets on a quarterly basis, or more frequently, as necessary, in accordance with guidance set forth in ASC Topic 740 “Income Taxes,” and applies the criteria in the guidance to determine whether it is more likely than not that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence. If management determines based on available evidence, both positive and negative, that it is more likely than not that some portion or all of the deferred tax asset will not be realized in future periods, a valuation allowance is calculated and recorded. These determinations are inherently subjective and depend upon management’s estimates and judgments used in their evaluation of both positive and negative evidence.

Interest Rate Risk Management

Interest rate risk is the risk to earnings or capital arising from movements in market interest rates. When interest-earning assets and interest-bearing liabilities reprice at different times or in different degrees or when call options are exercised, in response to change in market interest rates, future net interest income is impacted. When interest-earning assets mature or re-price more quickly than interest-bearing liabilities, the balance sheet is considered “asset sensitive”. An asset sensitive position will produce relatively more net interest income when interest rates rise and less net interest income when rates decline. Conversely, when interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, the balance sheet is considered “liability sensitive”. A liability sensitive position will produce relatively more net interest income when interest rates fall and less net interest income when rates increase. The Company considers interest rate risk to be a significant risk and manages its exposure through policies approved by its Asset Liability Committee ("ALCO") and Board of Directors. ALCO reviews periodic reports of the Company's interest rate risk position, including results of simulation analysis. Simulation analysis applies interest rate shocks, hypothetical immediate shifts in interest rates, to the Company’s financial instruments and determines the impact to projected one-year net interest income and other key measures. The following table shows the results of rate shocks on net interest income projected for one year from the reporting date. For purposes of this analysis, noninterest income and expenses are assumed to be flat.

	Changes in Projected Net Interest Income
	as of December 31,
Rate Shift (basis points)	2024	2023
400	-13.56%	-18.56%
300	-9.73%	-13.53%
200	-5.95%	-8.42%
100	-2.79%	-3.84%
(-)100	2.79%	4.42%
(-)200	1.12%	5.03%
(-)300	-4.56%	3.46%
(-)400	-6.39%	4.76%

Results of the net interest income simulation indicate that the Company is liability sensitive as of December 31, 2024 and December 31, 2023. The simulation process requires certain estimates and assumptions including, but not limited to, asset growth, the mix of assets and liabilities, the interest rate environment and local and national economic conditions. Asset growth and the mix of assets can, to a degree, be influenced by management. Other areas, such as the interest rate environment and economic factors, cannot be controlled. In addition, competitive pressures can make it difficult to price deposits and loans in a manner that optimally minimizes interest rate risk. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes; changes in market conditions and customer behavior; and changes in management strategies.

While the asset/liability management program is designed to protect the Company over the long term, it does not provide near-term protection from interest rate shocks, as interest rate sensitive assets and liabilities do not by their nature move up or down in tandem in response to changes in the overall rate environment. The Company’s profitability in the near-term may be temporarily negatively affected in a period of rapidly rising or rapidly falling rates, because it takes some time for the Company’s portfolio to reflect changes to offering rates in response to a new interest rate environment

Commitments

See Note 13 within MIFF’s Notes to the Consolidated Financial Statements as of December 31, 2024 and December 31, 2023 for more information regarding MIFF’s outstanding commitments and contingencies.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Yount, Hyde & Barbour

31.1	Certification of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1

Certification of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIFFLINBURG BANCORP, INC.

/s/ Jeffrey J. Kapsar

Date: April 25, 2025	By:
Jeffrey J. Kapsar, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Jeffrey J. Kapsar
	President, Chief Executive Officer and	April 25, 2025
Jeffrey J. Kapsar	Director (Principal Executive Officer)

/s/ Thomas C. Graver, Jr.	Senior Executive Vice President and Chief Financial Officer (Principal
	Financial Officer and Principal Accounting Officer)	April 25, 2025
Thomas C. Graver, Jr.

/s/ Richard J. Drzewiecki	Director	April 25, 2025

Richard J. Drzewiecki

/s/ Robert C. Musser	Director	April 25, 2025

Robert C. Musser

/s/ Robert S. Pierce	Director	April 25, 2025

Robert S. Pierce

/s/ Betsy K. Robertson	Director	April 25, 2025

Betsy K. Robertson

/s/ Bradley E. Moyer	Director	April 25, 2025

Bradley E. Moyer